FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 3, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes        No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' notice of Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2011 annual report (which includes the Company’s consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and the Company’s annual accounts as at December 31, 2011, together with the independent auditors’ reports and the Board of Directors’ management report and certification).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

2

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders of Tenaris S.A. (the “Company”), both to be held on Wednesday May 2, 2012, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The Annual General Meeting of Shareholders will begin at 11:00 a.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.

At the Annual General Meeting of Shareholders, you will hear a report on the Company’s business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors. Subsequently, the Extraordinary General Meeting will resolve on the renewal of the authorized unissued share capital of the Company and related waivers and authorizations, as well as on certain proposed amendments to the Company’s articles of association, including, among others, amendments to address certain provisions in the Luxembourg Law of May 24, 2011, on the exercise of certain shareholders rights in general meetings of listed companies.

The convening notice of the meetings (including the agendas for both meetings), the Shareholder Meeting Brochure and Proxy Statement (which includes further details on voting procedures and contains reports on each item of the agendas for the Meetings and draft resolutions proposed to be adopted at the Meetings), the Company’s 2011 annual report (containing the Company’s consolidated financial statements as of and for the year ended December 31, 2011, and the Company’s annual accounts as at December 31, 2011, together with the independent auditors’ reports and the consolidated management report and certifications) and the forms required to be submitted to the Company for purposes of participating and/or voting at one or both Meetings may be obtained free of charge from the Company’s website at www.tenaris.com/investors, at the Company’s registered office in Luxembourg, or upon request (by calling +352 26-47-89-78, +1-800-555-2470, or +1-267-468-0786 or sending an electronic message to the following electronic address: investors@tenaris.com).

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at both meetings. If you are a holder of shares on April 18, 2012 at 24:00 (midnight), Central European Time, you can attend and/or vote, personally or by proxy, at one or both meetings. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or contact your broker/custodian, for instructions on how to exercise the voting rights in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares at the meetings.

Yours sincerely,

Paolo Rocca
Chairman and Chief Executive Officer

March 30, 2012

3

Re: TENARIS S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”)
representing ordinary shares, US$1 par value each (the “Shares”), of
Tenaris S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders (the “Meetings”) will be held on May 2, 2012. The Annual General Meeting of Shareholders will begin at 11:00 a.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders. Both Meetings will take place at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg.  A copy of the convening notice of the Meetings, including the agendas for both Meetings, is enclosed.

The enclosed dedicated proxy card is provided to allow you to give voting instructions in respect of the Shares underlying your ADRs. The convening notice of the Meetings (including the agendas for both Meetings), the Shareholder Meeting Brochure and Proxy Statement (including further details on voting procedures and contains reports on each item of the agendas for the Meetings and draft resolutions proposed to be adopted at the Meetings), the Company’s 2011 annual report (containing the Company’s consolidated financial statements as of and for the year ended December 31, 2011, and the Company’s annual accounts as at December 31, 2011, together with the independent auditors’ reports and the consolidated management report and certifications) may be obtained free of charge from the Company’s website at www.tenaris.com/investors, at the Company’s registered office in Luxembourg, or upon request (by calling +352 26-47-89-78, +1-800-555-2470, or +1-267-468-0786 or sending an electronic message to the following electronic address: investors@tenaris.com).

Each holder of ADRs as of April 18, 2012 (the “ADR Holders’ Record Date”) is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs.  Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Any eligible holder of ADRs who wishes to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the enclosed dedicated proxy card. If the Depositary receives proper instructions (i) in the case of any holder giving instructions through a written proxy card, by 5:00 p.m., New York City time, on April 26, 2012 , and (ii) in the case of any holder using internet or telephone voting by 11:59 p.m., New York City time, on April 25, 2012, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder’s ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs.

Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

REMEMBER: THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS (I) IN THE CASE OF ANY HOLDER GIVING INSTRUCTIONS THROUGH A WRITTEN PROXY CARD, BY 5:00 P.M., NEW YORK CITY TIME, ON APRIL 26, 2012, AND (II) IN THE CASE OF ANY HOLDER USING INTERNET OR TELEPHONE VOTING BY 11:59 P.M., NEW YORK CITY TIME, ON APRIL 25, 2012.

THE BANK OF NEW YORK MELLON
Depositary
March 30, 2012
New York, New York

4

Tenaris S.A.
Société Anonyme
29, avenue de la Porte-Neuve, 3rd Floor,
L-2227 Luxembourg
RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders to be held on May 2, 2012

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company and an Extraordinary General Meeting of Shareholders of the Company (the “Meetings”) to be held on May 2, 2012, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, for the purposes set forth in the convening notice of the Meetings (the “Notice”). The Annual General Meeting of Shareholders will begin at 11:00 a.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.

The Meetings have been convened by the Notice, which contains the agendas for both Meetings and the procedures for attending the Meetings. The Notice has been published in Luxembourg and in the markets where the shares of the Company, or other securities representing shares of the Company, are listed. A copy of the Notice may be obtained free of charge from the Company’s website at www.tenaris.com/investors, at the Company’s registered office in Luxembourg, or upon request (by calling +352 26-47-89-78, +1-800-555-2470, or +1-267-468-0786 or sending an electronic message to the following electronic address: investors@tenaris.com).

As of the date hereof, there are issued and outstanding 1,180,536,830 ordinary shares, US$1 par value each, of the Company (the “Shares”), including the Shares (the “Deposited Shares”) deposited with various agents for THE BANK OF NEW YORK MELLON, as depositary (the “Depositary”), under the Amended and Restated Deposit Agreement, dated as of March 12, 2008 (the “Deposit Agreement”), among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares). Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company.

In accordance with the Luxembourg Law of January 11, 2008, on transparency obligations for issuers of securities (the “Transparency Law”), each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the Shares exceeding the proportion that should have been notified.

Holders of Shares: procedures for attending and voting at one or both Meetings

In accordance with the Luxembourg Law of May 24, 2011, on the exercise of certain rights of shareholders in general meetings of listed companies (the “Shareholders’ Rights Law”), the right to attend, speak and vote at one or both Meetings is restricted to those shareholders who are holders of Shares on April 18, 2012 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

A shareholder will only be entitled to attend and/or to vote (personally or by proxy) at one or both Meetings in respect of those Shares which such shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of Shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meetings.

To attend and vote (personally or by proxy) at one or both Meetings, shareholders must complete and return to the Company:

i.           the Intention to Participate Form, if you wish to attend one or both Meetings; and/or

ii.           the AGM/EGM Proxy Form, if you wish to vote by proxy at one or both Meetings.

A shareholder wishing to attend one or both Meetings must complete and return to the Company the Intention to Participate Form on or before the Shareholder’s Record Time. A shareholder who has timely submitted the Intention to Participate Form, may elect either to (i) attend one or both Meetings and vote in person (in which case the shareholder is not required to submit the AGM/EGM Proxy Form), or (ii) be represented at one or both Meetings and vote by proxy, in which case the shareholder must also submit the AGM/EGM Proxy Form as soon as possible and in any event on or before April 24, 2012 at 24:00 (Midnight), Central European Time.

A shareholder wishing to vote by proxy at one or both Meetings may also only complete and return to the Company the AGM/EGM Proxy Form in which case the shareholder must submit the AGM/EGM Proxy Form on or before the Shareholder’s Record Time.

The Shareholders’ Rights Law provides that any shareholder wishing to attend and/or vote (personally or by proxy) at one or both Meetings is required to provide reasonably satisfactory evidence to the Company (prior to the Meetings) as to the number of shares of the Company held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must include at least: shareholder’s name, shareholder’s registered office/address, shareholder status, number of shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the  shareholder’s shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Evidence”). Shareholders need to contact their bank or stockbroker with respect to the provision of such Evidence and completion of the applicable certificate. The certificate that constitutes the Evidence of the shareholding must be completed and delivered to the Company as soon as possible and in any event on or before April 24, 2012 at 24:00 (Midnight), Central European Time.

The Intention to Participate Form (if you wish to attend one or both Meetings), the AGM/EGM Proxy Form (if you wish to be represented and vote by proxy at one or both Meetings) and the certificate that constitutes the Evidence of the shareholding may be obtained free of charge from the Company’s website at www.tenaris.com/investors, at the Company’s registered office in Luxembourg, or upon request (by calling +352 26-47-89-78, +1-800-555-2470, or +1-267-468-0786 or sending an electronic message to the following electronic address: investors@tenaris.com).  The forms and certificates must be delivered to the Company, duly completed, by the dates indicated above, to any of the postal addresses indicated in the Notice, or by sending an electronic message to the following electronic address: investors@tenaris.com.

No admission cards will be issued to shareholders. Shareholders and their proxy holders attending one or both Meetings in person will be required to identify themselves at the respective Meeting with a valid official identification document (e.g. identity card or passport). In the event of Shares owned by a legal entity, individuals representing such entity who wish to attend one or both Meetings in person and vote at one or both Meetings on behalf of such entity, must submit –in addition to the Intention to Participate Form and the AGM/EGM Proxy Form, as indicated above– evidence of their authority to represent the shareholder at the Meetings by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document must be delivered to the Company on or before April 24, 2012 at 24:00 (Midnight), Central European Time, to any of the postal addresses indicated in the Notice or by sending an electronic message to the following electronic address: investors@tenaris.com.

A shareholder’s proxy holder shall enjoy the same rights to speak and ask questions at the Meetings as those afforded to the respective shareholder. A shareholder may appoint only one proxy holder to represent such shareholder at the Meetings, except that:

i.	if a shareholder holds Shares through more than one securities account, such shareholder may appoint one proxy holder for each securities account;

ii.	any shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder’s proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the Shares of the represented shareholders differently.

Each Share is indivisible for purposes of attending and voting at the Meetings. Co-owners of Shares, beneficiaries and bare-owners of Shares, and pledgors and pledgees of pledged Shares must be represented by one single person at the Meetings.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares have the right to (a) include items on the agendas for one or both Meetings; and (b) propose draft resolutions for the items included or to be included on the agendas for one or both Meetings. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company, must submit a written request to the Company on or before April 10, 2012, to any of the postal addresses indicated in the Notice, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted at the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agendas for the Meetings.

In accordance with the Shareholders’ Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meetings on the items of the agendas for the Meetings. The right to ask questions and the Company’s duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meetings, as well as the protection of confidentiality of the Company’s business and the safeguarding of the Company’s corporate interests.

The Meetings will appoint a chairperson pro tempore to preside the Meetings. The chairperson pro tempore will have broad authority to conduct the Meetings in an orderly and timely manner and to establish behavior rules, including rules for shareholders (or proxy holders) to speak and ask questions at the Meetings.

Holders of ADRs: procedures for voting at one or both Meetings

Holders of ADRs as of April 18, 2012 (the “ADR Holders’ Record Date”) are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs.  Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Any eligible holder of ADRs who wishes to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the dedicated proxy card. If the Depositary receives proper instructions (i) in the case of any holder giving instructions through a written proxy card, by 5:00 p.m., New York City time, on April 26, 2012 , and (ii) in the case of any holder using internet or telephone voting by 11:59 p.m., New York City time, on April 25, 2012, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder’s ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs.

Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than those indicated above.

Annual General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted

Resolutions at the Annual General Meeting of Shareholders will be passed by the simple majority of the votes validly cast, irrespective of the number of Shares present or represented.

The Annual General Meeting of Shareholders is called to address and vote on the items of the agenda included in the Notice. The agenda for the Annual General Meeting of Shareholders, including reports on each item of the agenda and the draft resolution proposed to be adopted thereon are included below:

1.
Consideration of the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended December 31, 2011, and on the annual accounts as at December 31, 2011, and of the independent auditors’ reports on such consolidated financial statements and annual accounts.

The consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended December 31 2011, and on the Company’s annual accounts as at December 31, 2011, and the independent auditors’ reports on such consolidated financial statements and annual accounts, are included in the Company’s 2011 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement. The Company’s 2011 annual report includes all the information required by article 11 of the law of May 19, 2006, implementing Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 on takeover bids.

Draft resolution proposed to be adopted: “the Meeting resolved to acknowledge the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended December 31 2011, and on the Company’s annual accounts as at December 31, 2011, and the independent auditors’ reports on such consolidated financial statements and annual accounts.”

2.	Approval of the Company’s consolidated financial statements as of and for the year ended December 31, 2011.

The Company’s consolidated financial statements as of and for the year ended December 31, 2011 (comprising the consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity and the notes to such consolidated financial statements), are included in the Company’s 2011 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Meeting resolved to approve the Company’s consolidated financial statements as of and for the year ended December 31, 2011”.

3.	Approval of the Company’s annual accounts as at December 31, 2011.

The Company’s annual accounts as at December 31, 2011 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) are included in the Company’s 2011 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Meeting resolved to approve the Company’s annual accounts as at December 31, 2011”.

4.	Allocation of results and approval of dividend payment for the year ended December 31, 2011.

The Company’s annual accounts as at December 31, 2011 show that the Company’s profit for the year 2011 amounted to US$ 6,793,629,170.

In accordance with applicable Luxembourg law and the Company’s articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital.  As indicated in the Company’s annual accounts as at December 31, 2011, the Company’s legal reserve already amounts to 10% of its subscribed capital and, accordingly, the legal requirements in that respect are satisfied.

The Company’s board of directors (the “Board of Directors”) proposed that a dividend, payable in U.S. dollars, in the amount of US$0.38 per share (or US$0.76 per ADR), which represents an aggregate sum of approximately US$449 million, be approved and that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date. This dividend would include the interim dividend of US$0.13 per share (or US$0.26 per ADR) paid on November 25, 2011, from profits of the nine-month period ended September 30, 2011, and, accordingly, if this dividend proposal is approved, the Company will make a dividend payment on May 24, 2012, in the amount of US$0.25 per share (or US$0.50 per ADR) out of profits of the year ended December 31, 2011, and the balance of the 2011 fiscal year’s profits will be allocated to the Company’s retained earnings account.

Draft resolution proposed to be adopted: “the Meeting resolved (i) to approve a dividend for the year ended December 31, 2011, payable in U.S. dollars on May 24, 2011, in the aggregate amount of US$0.38 per share (or US$0.75 per ADR), which represents an aggregate sum of approximately US$449 million, and which includes the interim dividend of US$0.13 per share (or US$0.26 per ADR) paid on November 25, 2011, from profits of the nine-month period ended September 30, 2011, (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment so approved, including the applicable record date, (iii) to make the dividend payment in the amount of US$0.25 per share (or US$0.50 per ADR), pursuant to this resolution out of profits of the year ended December 31, 2011, and (iv) to allocate the balance of the 2011 fiscal year’s profits to the Company’s retained earnings account”.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2011.

In accordance with the Luxembourg Law of August 10, 1915, on commercial companies (the “Commercial Companies Law”), following approval of the Company’s annual accounts as at December 31, 2011, the Meeting must vote as to whether those who were members of the Board of Directors during the year ended December 31, 2011 are discharged from any liability in connection with the management of the Company’s affairs during such year.

Draft resolution proposed to be adopted: “the Meeting resolved to discharge all those who were members of the Board of Directors during the year ended December 31, 2011, from any liability in connection with the management of the Company’s affairs during such year.”

6.	Election of members of the Board of Directors.

Pursuant to article 8 of the Company’s articles of association, the annual general meeting must elect a Board of Directors of not less than five and not more than fifteen members, who shall have a term of office of one year but may be reappointed. Pursuant to article 11 of the Company’s articles of association and applicable securities laws and regulations, the Company must have an audit committee (the “Audit Committee”) composed of three members who shall qualify as “independent directors”.

The current Board of Directors consists of ten directors, three of whom (i.e., Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti) qualify as “independent directors” under the Company’s articles of association and applicable law, and are members of the Audit Committee.

It is proposed that the number of members of the Board of Directors be maintained at ten (10) and that all of the current members of the Board of Directors, namely:

●	Mr. Roberto Bonatti
●	Mr. Carlos Condorelli
●	Mr. Carlos Franck
●	Mr. Roberto Monti
●	Mr. Gianfelice Mario Rocca
●	Mr. Paolo Rocca
●	Mr. Jaime Serra Puche
●	Mr. Alberto Valsecchi
●	Mr. Amadeo Vázquez y Vázquez
●	Mr. Guillermo Vogel

be re-appointed to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2012 annual accounts.

Set forth below is summary biographical information of each of the candidates:

a.
Roberto Bonatti. Mr. Bonatti is a member of the Company’s Board of Directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol S.A. and Techint Compañia Técnica Internacional S.A.C.I. He is also a member of the board of directors of Ternium, Siderca and Siderar S.A.I.C., or Siderar.  Mr. Bonatti is an Italian citizen.

b.
Carlos Condorelli. Mr. Condorelli is a member of the Company’s Board of Directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

c.
Carlos Franck. Mr. Franck is a member of the Company’s Board of Directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., Techint Holdings S.àr.l., Siderar and Tecgas N.V. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

d.
Roberto Monti. Mr. Monti is a member of the Company’s Board of Directors. He is member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and chairman and chief executive officer of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

e.
Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s Board of Directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, president of the Humanitas Group and honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of Tenova S.p.A.  In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

f.
Paolo Rocca. Mr. Rocca is the chairman of the Company’s Board of Directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is a member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

g.
Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s Board of Directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro, Grupo Modelo and Grupo Financiero BBVA Bancomer. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

h.
Alberto Valsecchi. Mr. Valsecchi is a member of the Company’s Board of Directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and has been elected as the chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

i.
Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s Board of Directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the Asociación Empresaria Argentina, of the Fundación Mediterránea, and of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

j.
Guillermo Vogel. Mr. Vogel is a member of the Company’s Board of Directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado S.A.B. de C.V, the vice chairman of Estilo y Vanidad S.A. de C.V. and a member of the board of directors of each of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the Universidad Panamericana and the IPADE. In addition, he is a member of the board of directors and the investment committee of the Corporación Mexicana de Inversiones de Capital and a member of the board of directors and the audit committee of HSBC (México). Mr. Vogel is a Mexican citizen.

The Board of Directors met nine times during 2011. On January 31, 2003, the Board created an Audit Committee pursuant to Article 11 of the Company’s articles of association. As permitted under applicable laws and regulations, the Board does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: “the Meeting resolved to (i) maintain the number of members of the Board of Directors at ten; and (ii) re-appoint all of the current members of the Board of Directors to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2012 annual accounts.”

7.	Compensation of members of the Board of Directors.

It is proposed that each of the members of the Board of Directors receive an amount of US$80,000 as compensation for his services during the fiscal year 2012; and it is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$50,000 and that the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the proposed compensation will be net of any applicable Luxembourg social security charges.

Draft resolution proposed to be adopted: “the Meeting resolved that (i) each of the members of the Board of Directors receive an amount of US$80,000 as compensation for his services during the fiscal year 2012; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$50,000 and; (iii) the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.”

8.	Appointment of the independent auditors for the fiscal year ending December 31, 2012, and approval of their fees.

The Audit Committee has recommended that PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé (member firm of PricewaterhouseCoopers) be appointed as the Company’s independent auditors for the fiscal year ending December 31, 2012, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2012 annual accounts.

In addition, the Audit Committee has recommended the approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2012, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 9,738,966, BR$ 450,881, € 1,391,615, MX$ 4,222,375 and US$ 1,097,558.

Such fees will cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. For information purposes, based on the exchange rate between the U.S. Dollar and each applicable other currency as of December 31, 2011, the aggregate amount of fees for audit, audit-related and other services to be rendered by the independent auditors during the fiscal year ending December 31, 2012, is equivalent to US$5,713,829. Finally, it is proposed that the Audit Committee be authorized to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: “the Meeting resolved to (i) appoint PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé (member firm of PricewaterhouseCoopers) as the Company’s independent auditors for the fiscal year ending December 31, 2012, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2012 annual accounts; (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2012, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 9,738,966, BR$ 450,881, € 1,391,615, MX$ 4,222,375 and US$ 1,097,558, and (iii) authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.”

9.
Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite shareholder communications and ensure their timely delivery, it is advisable that the Board of Directors be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

Through this resolution, the Company seeks authorization under Article 16 of the Transparency Law, to give, send or supply information (including any notice or other document) that is required or authorized to be given, sent or supplied to a shareholder by the Company whether required under the articles of association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.

Draft resolution proposed to be adopted: “the Meeting resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.”

Extraordinary General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted

The Extraordinary General Meeting of Shareholders may not validly deliberate on the proposed amendment to the Company’s articles of association unless at least half of the issued share capital is present or represented. If the required quorum is not reached at the first Extraordinary General Meeting of Shareholders, a second Extraordinary General Meeting of Shareholders may be convened in accordance with the Company’s articles of association and applicable law and such second Extraordinary General Meeting of Shareholders shall validly deliberate regardless of the number of shares present or represented. Resolutions at the Extraordinary General Meeting of Shareholders shall be adopted by a two-thirds majority of the votes of the shareholders present or represented.

The Extraordinary General Meeting of Shareholders is called to address and vote on the items of the agenda included in the Notice. The agenda for the Extraordinary General Meeting of Shareholders, including reports on each item of the agenda and the draft resolution proposed to be adopted thereon are included below:

1.	Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:

a.
the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting;

b.
the renewal of the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve;

c.
the renewal of the authorization to the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;

d.
the decision that any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to a pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

i.	any issuance of shares against a contribution other than in cash; and

ii.
any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

e.
the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders and related waiver; and

f.	the amendment of article 5 “Share Capital” of the Company’s articles of association to reflect the resolutions on this item of the agenda.

Pursuant to the Company’s articles of association, the Board of Directors is authorized for a period of five years to issue Shares within the limits of the authorized share capital without shareholder approval, and any such issuances of Shares may be made without reserving preferential subscription rights to the Company’s existing shareholders in certain cases (i.e., Shares issued for consideration other than cash, Shares issued as compensation to directors, officers, agents, or employees of the Company, its subsidiaries or affiliates, and Shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or affiliates).

Because such authorization is due to expire in 2012, it is proposed that the Extraordinary General Meeting of Shareholders approve the renewal of such authorization for an additional five-year period on the same terms and conditions and grant the related authorizations and waivers as set forth in the agenda.

The Board of Directors is of the opinion that the successful implementation and development of the Company and its group’s long term strategy will depend, among other factors, on their ability to grow through acquisitions or other investments on the best possible terms, and that the existence of the preferential subscription rights provided for by Luxembourg law for the benefit of existing shareholders will seriously reduce the flexibility of the Company to finance its operations and potential growth through issuances of Shares; in addition, the preferential subscription rights procedure contemplated by Luxembourg law would, in some cases, risk delaying increases in share capital and issuances of new Shares at times when timing may be of the essence.

Accordingly, the Board of Directors believes it to be in the Company’s best interest that the Board of Directors be authorized to negotiate and conclude acquisitions, investments, joint ventures and other transactions using Shares or rights to Shares of the Company’s capital as consideration. Similarly, the Board of Directors believes that the interest of the Company requires that maximum flexibility be granted so that the Company be able to react quickly and without delay to any suitable acquisition, investment, joint venture or other strategic proposals or projects and/or to secure financing in connection thereto by issuing or offering to issue Shares within the limits of the proposed authorization.

The Board of Directors also believes that the interest of the Company requires that the Board of Directors be authorized to issue such Shares or rights thereto either at or below market price, and including by way of incorporation of reserves, as it may be necessary or convenient in light of the facts and circumstances of the transaction in question or its strategic significance.

The Board of Directors further believes that, for the Company and its group to maximize its ability to attract and retain valuable directors, managers, officers, agent or employees, it is its best interest that the Company retain the flexibility to offer to such persons Shares or conversion, option or similar plans or incentive programs permitting the subscription of Shares in the Company either at or below market price. Such plans and programs, by serving the purpose of facilitating the recruitment or retention of key employees and executives, would enable the Company and its group to secure business opportunities, further strengthen and develop its market position and continue the implementation of the Company’s long term strategy.

Accordingly, the Board of Directors believes that issuances of Shares as compensation to, or to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliated companies should be made by the Board of Directors upon such terms and conditions as it deems fit and without reserving pre-emptive subscription rights to existing shareholders; provided, however, that any such issuances shall be limited to 1.5% of the Company’s issued share capital from time to time.

Draft resolution proposed to be adopted: “The Meeting resolved to renew the validity period of the Company’s authorized share capital for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of this Meeting.

The Meeting resolved to renew the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of this Meeting, from time to time to issue shares or rights to shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve.

The Meeting resolved to renew the authorization to the Board of Directors, for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of this Meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital and further resolved to waive any pre-emptive subscription rights provided for by law and related procedures.

The Meeting resolved that any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

i.     any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

ii.     any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

The Meeting further acknowledged and resolved to approve the report of the Board of Directors dated March 29, 2011, in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders and related waiver. Such report of the Board of Directors shall remain annexed to the present deed to be registered therewith.

The Meeting then approved the amendment of article 5 of the Company’s articles of association to reflect the resolutions on this item of the agenda, so that article 5 of the Company’s articles of association shall read as follows:

«Article 5. Share capital. The share capital of the Company is set at one billion one hundred and eighty million five hundred and thirty six thousand eight hundred and thirty US dollars (USD 1,180,536,830), represented by one billion one hundred and eighty million five hundred and thirty six thousand eight hundred and thirty (1,180,536,830) shares with a par value of one US dollar (USD 1) per share.

The authorized capital of the Company shall be two billion five hundred million US dollars (USD 2,500,000,000.-), including the issued share capital, represented by two billion five hundred million (2,500,000,000) shares with a par value of one US dollar (USD 1.-) per share.

The board of directors, or any delegate(s) duly appointed by the board of directors, may from time to time, for a period starting on the date of the Extraordinary General Meeting of Shareholders held on 2nd May 2012 and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors, or its delegate(s), may in its or their discretion resolve.

The Extraordinary General Meeting of Shareholders held on 2nd May 2012 has authorised the board of directors, for a period starting on the date of such Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital, and has waived any pre-emptive subscription rights provided for by law and related procedures.

Notwithstanding the waiver of any preemptive subscription rights provided for by law and related procedures, by provision of the present Articles of Association, any issuance of shares within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive subscription rights shall apply):

(i)
any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

(ii)
any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Any issuance of shares within the authorized share capital must be recorded by notarial deed and this Article 5 must be amended accordingly.

Each share entitles the holder thereof to cast one vote at any shareholders’ meeting, subject to applicable law.

The board of directors may authorize the issuance of bonds which may be but are not required to be, convertible into registered shares, in such denominations and payable in such monies as it shall determine in its discretion. The board of directors shall determine the type, price, interest rates, terms of issuance and repayment and any other conditions for such issues. A register of registered bonds shall be held by the Company.”

2.
The amendment of article 10 “Minutes of the Board” of the Company’s Articles of Association to read as follows: “The proceedings of the board of directors shall be set forth in minutes signed by either (i) the chairman of the board of directors or the chairman of the meeting, together with the secretary of the board of directors, or (ii) a majority of the persons present at the meeting.

Copies of these minutes, or excerpts thereof, as well as any other document of the Company, may be certified by the chairman of the board of directors, the chairman of the relevant meeting, any member of the board of directors, the secretary of the board of directors, or any assistant secretary of the board of directors.”

It is proposed that article 10 of the Company’s articles of association be amended to ease the requirements in connection with the signing of minutes recording the meetings of the Board of Directors and the certification of copies of such minutes, or excerpts thereof.

Draft resolution proposed to be adopted: “The Meeting resolved to amend article 10 of the Company’s articles of association to read as follows: «The proceedings of the board of directors shall be set forth in minutes signed by either (i) the chairman of the board of directors or the chairman of the meeting, together with the secretary of the board of directors, or (ii) a majority of the persons present at the meeting.

Copies of these minutes, or excerpts thereof, as well as any other document of the Company, may be certified by the chairman of the board of directors, the chairman of the relevant meeting, any member of the board of directors, the secretary of the board of directors, or any assistant secretary of the board of directors».”

3.	The amendment of article 11 “Powers” of the Company’s articles of association to add the phrase “or by any two directors” at the end of the second paragraph.

It is proposed that article 11 of the Company’s articles of association be amended to provide that any two directors may delegate signatory power (and not only the entire Board of Directors, as currently provided by the articles).

Draft resolution proposed to be adopted: “The Meeting resolved to amend article 11 of the Company’s articles of association to add the phrase “or by any two directors” at the end of the second paragraph.”

4.
The amendment of article 13 “Auditors” of the Company’s articles of association to read as follows: “The annual accounts of the Company shall be audited by auditors or audit firms in accordance with applicable law, appointed by the general meeting of shareholders. The general meeting shall determine their number and the term of their office which shall not exceed one (1) year. They may be reappointed and dismissed at any time.”

It is proposed that article 13 of the Company’s articles of association be amended to have the requirements in applicable law govern the appointment of the Company’s auditors.

Draft resolution proposed to be adopted: “The Meeting resolved to amend article 13 of the Company’s articles of association to read as follows: «The annual accounts of the Company shall be audited by auditors or audit firms in accordance with applicable law, appointed by the general meeting of shareholders. The general meeting shall determine their number and the term of their office which shall not exceed one (1) year. They may be reappointed and dismissed at any time».”

5.	The amendment of article 15 “Date and Place” of the Company’s articles of association to delete the phrase “the city of” and replace “11:00 a.m.” with “9:30 a.m.”, on the first paragraph.

It is proposed that article 15 of the Company’s articles of association be amended to change the time at which the annual general meeting of shareholders shall meet each year by providing that it shall meet each year at 9:30 a.m., in order to provide additional time for discussions at annual general meetings.

Draft resolution proposed to be adopted: “The Meeting resolved to amend article 15 of the Company’s articles of association to delete the phrase «the city of» and replace «11:00 a.m.» with «9:30 a.m.», on the first paragraph.”

6.	The amendment of article 16 “Notices of Meeting” of the Company’s articles of association to read as follows: “The board of directors shall convene all general meetings.
The convening notice for any ordinary or extraordinary general meeting shall comply with the requirements (including as to content and publicity) established by applicable law. For so long as the shares or other securities of the Company are listed on a regulated market, the notice of a general meeting of shareholders shall comply with the requirements (including as to content and publicity) and follow the customary practices in such market.”

Article 70 of the Commercial Companies Law provides that convening notices for every general meeting shall contain the agenda for the meetings and shall be published twice, with a minimum interval of eight days, and eight days before the meeting in the Mémorial and in a Luxembourg newspaper.  The Company’s articles of association reflect such requirements.

The Shareholders’ Rights Law, which derogates the provisions on convening notices included in article 70 of the Commercial Companies Law, provides that convening notices for all general meetings shall be published at least thirty days before the meeting (on the Mémorial, in one Luxembourg newspaper and through media of effective dissemination) and indicates the information, in addition to the agenda for the meetings, that must be included in convening notices to general meetings.

Accordingly, it is proposed that article 16 of the Company’s articles of association be amended to eliminate the provisions on convening notices of article 70 of the Commercial Companies Law, and adapt the articles to the provisions of the Shareholders’ Rights Law (or any other law that may introduced in the future) on notices for general meetings.

Draft resolution proposed to be adopted: “The Meeting resolved to amend article 16 of the Company’s articles of association to read as follows: «The board of directors shall convene all general meetings.

The convening notice for any ordinary or extraordinary general meeting shall comply with the requirements (including as to content and publicity) established by applicable law. For so long as the shares or other securities of the Company are listed on a regulated market, the notice of a general meeting of shareholders shall comply with the requirements (including as to content and publicity) and follow the customary practices in such market».”

7.
The amendment of article 17 “Admission” of the Company’s articles of association to read as follows: “Admission to a general meeting of shareholders shall be governed by applicable Luxembourg law and the present Articles of Association. For as long as the shares or other securities of the Company are listed on a regulated market within the European Union, participation in a general meeting shall inter alia be subject to the relevant shareholder holding shares of the Company on the fourteenth day (14th) midnight central European time prior to the meeting (unless otherwise provided for by applicable law).

The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.”

Article 17 of the Company’s articles of association provides, among other things, that shareholders holding shares of the Company on the fifth calendar day preceding the general meeting shall be admitted to, and may vote at, the meeting; and indicate that shareholders who sold their shares between the record date and the date of the meeting may not attend or vote at the meeting. In addition, article 17 of the Company’s articles of association includes, among other provisions, the requirements for shareholders to participate and/or vote their shares at the meetings.

The Shareholders’ Rights Law provides that the rights of a shareholder to participate and vote in a general meeting shall be determined with respect to the shares held by such shareholder at midnight (Luxembourg time) on the fourteenth day prior to the relevant meeting. It further provides that the rights of a shareholder to sell or otherwise transfer its shares during the period between the record date and the relevant meeting may not subject to any restriction to which they are not subject at other times.

In addition, the Shareholders’ Rights Law regulates shareholders’ rights to participate and vote (personally or by proxy) at the meetings and sets forth the requirements that shareholders must satisfy to exercise such rights.

Accordingly, it is proposed that article 17 of the Company’s articles of association be amended to adapt the articles to the provisions of the Shareholders’ Rights Law (or any other law that may be introduced in the future) on determination of the record date and requirements to participate and/or vote at a general meeting.

Draft resolution proposed to be adopted: “The Meeting resolved to amend article 17 of the Company’s articles of association to read as follows: «Admission to a general meeting of shareholders shall be governed by applicable Luxembourg law and the present Articles of Association. For as long as the shares or other securities of the Company are listed on a regulated market within the European Union, participation in a general meeting shall inter alia be subject to the relevant shareholder holding shares of the Company on the fourteenth day (14th) midnight central European time prior to the meeting (unless otherwise provided for by applicable law).

The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company».”

8.
The amendment of article 19 “Vote and Minutes” of the Company’s articles of association to read as follows: “Subject to applicable law, resolutions at ordinary general meetings will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented.

Extraordinary general meetings may not validly deliberate on proposed amendments to the Articles of Association unless at least half of the issued share capital is represented, unless otherwise provided for by applicable law. If the required quorum is not reached at a first meeting, a second meeting may be convened in accordance with the present Articles of Association and applicable law and such second meeting shall validly deliberate regardless of the number of shares represented.

Resolutions as to amendments to the Articles of Association shall be adopted by two-thirds majority of the votes validly cast, unless otherwise provided for by applicable law.

The nationality of the Company may be changed and the commitments of its shareholders may be increased only with the unanimous consent of all the shareholders and bondholders, if any.

To the extent that no shareholder requests a full account of the voting at the general meeting, the Company may establish the voting results only to the extent needed to ensure that the required majority is reached for each matter submitted to the general meeting.

Minutes of the general meetings shall be signed by the members of the bureau of the meeting. Copies or excerpts of the minutes may be certified by the chairman of the board of directors, the chairman of the relevant meeting, any member of the board of directors, the secretary of the board of directors, or any assistant secretary of the board of directors.”

Article 67-1(2) of the Commercial Companies Law provides that an extraordinary general meeting convened to amend the articles of association may not validly deliberate unless at least half of the issued share capital is represented; and that, in the event the quorum is not met, a second meeting may be convened by notices published twice, with a minimum interval of fifteen days, and fifteen days before the meeting in the Mémorial and in two Luxembourg newspapers.

The Company’s articles of association reflect, and strengthen, the requirements of article 67-1(2) of the Commercial Companies Law, providing that a notice convening a second extraordinary general meeting must be published twice, with a minimum interval of twenty days, and twenty days before the meeting, and must also be published in newspapers of the jurisdictions where the securities of the Company are traded.

The Shareholders’ Rights Law provides that if a new convening notice is required because of lack of quorum at the first meeting, the new convening notice must be published at least seventeen days before the meeting. In addition, the Shareholders’ Rights Law provides that the articles of association may provide that where no shareholder requests a full account of the voting at a general meeting, it shall be sufficient to establish the voting results only to the extent needed to ensure that the required majority is reached for each matter submitted to a vote.

Accordingly, it is proposed that article 19 of the Company’s articles of association be amended to adapt the articles to the provisions of the Shareholders’ Rights Law on publication of on convening notices to a second meeting and to incorporate the permitted flexibility on vote counting. It is further proposed that the provisions on signing of minutes recording the meetings of the general meeting and certification of copies of such minutes, or excerpts thereof, be made consistent with the language in the proposed revised article 10 of the Company’s articles of association providing for execution of minutes, and certification of copies and excerpts, of the meetings of the Board of Directors.

Draft resolution proposed to be adopted: “The Meeting resolved to amend article 17 of the Company’s articles of association to read as follows: «Subject to applicable law, resolutions at ordinary general meetings will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented.

Extraordinary general meetings may not validly deliberate on proposed amendments to the Articles of Association unless at least half of the issued share capital is represented, unless otherwise provided for by applicable law. If the required quorum is not reached at a first meeting, a second meeting may be convened in accordance with the present Articles of Association and applicable law and such second meeting shall validly deliberate regardless of the number of shares represented.

Resolutions as to amendments to the Articles of Association shall be adopted by two-thirds majority of the votes validly cast, unless otherwise provided for by applicable law.

The nationality of the Company may be changed and the commitments of its shareholders may be increased only with the unanimous consent of all the shareholders and bondholders, if any.

To the extent that no shareholder requests a full account of the voting at the general meeting, the Company may establish the voting results only to the extent needed to ensure that the required majority is reached for each matter submitted to the general meeting.

Minutes of the general meetings shall be signed by the members of the bureau of the meeting. Copies or excerpts of the minutes may be certified by the chairman of the board of directors, the chairman of the relevant meeting, any member of the board of directors, the secretary of the board of directors, or any assistant secretary of the board of directors».”

9.	The amendment of title V “Financial Year, Distribution of Profits” of the Company’s articles of association to replace its title by “Financial Year, Distributions.”

It is proposed that the title in title V of the Company’s articles of association be amended to replace the reference to “Distribution of Profits” by the broader reference to “Distributions”, given that title V of the Company’s articles of association apply to all kinds of distributions.

Draft resolution proposed to be adopted: “The Meeting resolved to amend title V of the Company’s articles of association to replace its title by «Financial Year, Distributions».”

10.
The amendment of article 20 “Financial Year” to replace the last paragraph to read as follows: “Copy of the annual accounts, the auditor’s report on such annual accounts and such other documents required by law shall be made available to shareholders in compliance with applicable law.”

Article 20 of the Company’s articles of association provides that the annual accounts and related auditors’ report must be made available to shareholders on the Company’s registered office twenty days before the relevant annual general meeting of shareholders.

The Shareholders’ Rights Law provides that the documents to be submitted to the general meeting, which include the annual report required by the Transparency Law, must be made available to shareholders, on the Company’s website, as of the date of publication of the convening notice.

 Accordingly, it is proposed that article 20 of the Company’s articles of association be amended to adapt the articles to the provisions of the Shareholders’ Rights Law (or other on availability of documentation to shareholders in connection with the general meetings.

Draft resolution proposed to be adopted: “The Meeting resolved to amend article 20 of the Company’s articles of association to read as follows: «Copy of the annual accounts, the auditor’s report on such annual accounts and such other documents required by law shall be made available to shareholders in compliance with applicable law».”

11.
The amendment of article 21 “Distribution of Profits” of the Company’s articles of association to (i) replace its tile by “Distributions”; and (ii) amend article 21 to read as follows: “The surplus after deduction of charges and amortizations represents the net profit at the disposal of the general meeting for free allocation.

The board of directors may initiate dividend installments out of profits, share premium or any other available reserves, in accordance with applicable law.

Dividends or other distributions decided by the general meeting as well as interim dividends or other distributions for the current financial year decided by the board of directors in accordance with the law, are paid at the periods and places fixed by the board of directors.

The Company may be discharged of its obligation in respect of such distributions by transferring funds to a depositary having as principal activity the operation of a settlement system in relation to transactions on securities, dividends, interest, matured capital or other matured monies of securities or of other financial instruments being handled through the system of such depositary. Said depositary shall distribute these funds to his depositors according to the amount of securities or other financial instruments recorded in their name.”

It is proposed that article 21 of the Company’s articles of association be amended to indicate that the Board of Directors may initiate dividends instalments out of profits, share premium or any other available reserves; and to include the broader reference to “other distributions” when reference is made to dividends, given that article 21 of the Company’s articles of association apply to all kinds of distributions. In addition, it is proposed that the last paragraph of article 21 of the Company’s articles of association be rephrased to make it clearer.

Draft resolution proposed to be adopted: “The Meeting resolved to amend article 21 of the Company’s articles of association to (i) replace its tile by «Distributions»; and (ii) amend article 21 to read as follows: «The surplus after deduction of charges and amortizations represents the net profit at the disposal of the general meeting for free allocation.

The board of directors may initiate dividend installments out of profits, share premium or any other available reserves, in accordance with applicable law.

Dividends or other distributions decided by the general meeting as well as interim dividends or other distributions for the current financial year decided by the board of directors in accordance with the law, are paid at the periods and places fixed by the board of directors.

The Company may be discharged of its obligation in respect of such distributions by transferring funds to a depositary having as principal activity the operation of a settlement system in relation to transactions on securities, dividends, interest, matured capital or other matured monies of securities or of other financial instruments being handled through the system of such depositary. Said depositary shall distribute these funds to his depositors according to the amount of securities or other financial instruments recorded in their name».”

*  *  *  *  *

The Company expects that the Extraordinary General Meeting of Shareholders to be held immediately after the adjournment of the Annual General Meeting of Shareholders will approve the proposed amendment to the Company’s articles of association to change the time for holding the Annual General Meeting of Shareholders. Accordingly, the Company anticipates that the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2012 annual accounts, would be held on May 1, 2013, at 9:30 a.m. (Luxembourg time).

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares have the right to (a) include items on the agendas for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2012 annual accounts; and (b) propose draft resolutions for the items included or to be included on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2012 annual accounts. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company, must submit a written request to the Company on or before April 9, 2013, satisfying the requirements of the Shareholders’ Rights Law.

PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agree (member firm of PricewaterhouseCoopers) are the Company’s independent auditors. A representative of the independent auditors will be present at the Annual General Meeting of Shareholders to respond to questions.

Cecilia Bilesio
Secretary to the Board of Directors

TENARIS S.A.
ANNUAL REPORT 2011

TABLE OF CONTENTS

company profile	2

Letter From The Chairman	3

Management Report	5
Leading indicators	7
Information on Tenaris	8
The Company	8
Overview	8
History and Development of Tenaris	8
Business Overview	9
Research and Development	11
Principal Risks and Uncertainties	15
Operating and Financial Review and Prospects	17
Quantitative and Qualitative Disclosure about Market Risk	26
Recent Developments	31
Environmental Regulation	31
Related Party Transactions	32
Employees	32
Corporate Governance	33

Management Certification	43

Financial Information	44
Consolidated Financial Statements	44
Tenaris S.A. Annual Accounts (Luxembourg GAAP)	105

company profile

Tenaris is a leading supplier of tubes and related services for the world’s energy industry and certain other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

Letter From The Chairman

Dear Shareholders,

2011 was a good year for Tenaris, in terms of operating performance, financial results and positioning. I will start with a very important indicator for our operations: safety.

Our safety indicators showed an average 15% improvement in 2011 compared to 2010. We will continue to work to reduce accidents in our operations and are introducing a new safety-focused program in all of our plants and yards around the world. I am optimistic that this new program will have an impact even during this current year and that our indicators will continue to improve.

Similarly, we are working to improve our environmental performance through reducing energy consumption and CO2 emissions per unit of production. We are active participants in a program promoted by the World Steel Association to disclose CO2 emissions data on an industry equivalent basis. Although our mix of products is becoming more complex, we are making progress towards reducing our emissions and energy intensity as a result of an energy savings program we introduced two years ago.

Our operating and financial results improved. Net sales rose by 29% year on year to $10 billion, with increases in each of our three operating segments. EBITDA rose by 22% to $2.4 billion. Our operating margins were marginally lower but ended the year on an improving trend, reflecting product mix improvements and a more stable raw material environment. Earnings per ADS rose 18% to $2.26 and we are proposing a 12% increase to the dividend for the year.

We have increased our investment in the development of new products and in our network of technical sales specialists who support our customers with their detailed knowledge of material selection and field applications. Our customers increasingly appreciate the difference that we bring with our people and technology.

Dopeless® technology is gaining traction, with six million feet already installed worldwide, as customers take note of the various benefits it brings, particularly in offshore, cold and environmentally sensitive operations. Sales of Dopeless® products rose by 45% year on year and will continue to grow strongly.

We are designing a new series of premium connections - Wedge Series 600™ - which will combine the benefits of our established Wedge premium connection technology with the exceptional performance required by the most complex drilling applications. The first connection in the new range has been developed for use in complex shale plays and was successfully used in the Eagle Ford shale in the United States.

We completed the investment in our new rolling mill in Veracruz where production has been increasing month by month. In the past two years, we have invested $1.7 billion in this and other investments designed to increase our capacity to produce differentiated products as well as to improve the cost competitiveness and environmental performance of our global industrial system. We will continue to invest further to improve the industrial performance of our facilities and in the development of new products.

The market for premium OCTG products grew more than the overall market for OCTG in 2011. We estimate that this trend will continue, driven by strong growth in deepwater and unconventional drilling as well as in complex conventional gas drilling in areas like the Middle East. We are well placed to maintain our leading market position.

In the United States, we are closely following our customers as they switch drilling operations from gas shale plays, like the Haynesville, to liquid-rich and oil plays, such as Eagle Ford, and resume drilling in the Gulf of Mexico. In Canada, where we have a strong local presence, investment in thermal drilling projects has been accelerating. In Mexico, we have renewed our just-in-time contract with Pemex for a further five years.

In Colombia, the government recently imposed anti-dumping measures against the import of Chinese seamless OCTG products, joining the Unites States, Canada, the European Union and Indonesia, which have all imposed similar restrictions. As this market grows, we are investing in our local industrial and service facilities to provide a full range of services for the Colombian oil industry.

In Brazil, where our sales increased 63% in 2011, we are making several investments to strengthen our position as a supplier of equipment and services for the fast-growing offshore market. These include the revamping of our industrial facility, the building of an R&D center in the Isla da Fundao (RJ), which will be focused on developing products for deepwater applications, and investing in Usiminas to obtain many of the benefits of upstream integration with our principal raw material supplier. In addition, we are pursuing a tender offer to buy out the shares we do not own and delist our Confab subsidiary.

In the Eastern Hemisphere, our move to establish a regional headquarters closer to our customers is bringing results. Sales to oil and gas customers increased throughout the region in 2011 except in North Africa. As we continue to implement our strategy of increasing local service and content, we have increased production at our premium threading facility in Saudi Arabia, acquired a participation in a Nigerian pipe coating operation, built a state-of-the-art service yard in Ploiesti, Romania to manage pipe supply and inventories for OMV Petrom’s operations, and recently opened a service base in Basra to support customers in Iraq.

We see that energy customers are increasing their investments all over the world in complex projects to meet growing global demand for energy. This is a favorable environment for a company like Tenaris and allows us to look forward with confidence.

Our focus will be on execution: in product development, in capital investments, in operational efficiency, in safety and environmental performance, in the delivery of products and services that meet the requirements of our customers.

We made good progress in 2011 and we will continue to work to strengthen all aspects of our competitive positioning in the coming years. I would like to thank our employees for the commitment and dedication they have shown in their daily tasks and who have all contributed to these results. I would also like to express my thanks to our customers, suppliers and shareholders for their continuous support and confidence in Tenaris.

March 30, 2012

Paolo Rocca

Management Report

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

●	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

●
References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies A, B and L to our audited consolidated financial statements included in this annual report.

●
References in this annual report to “San Faustin” refer to San Faustin S.A. (formerly known as San Faustin N.V.), a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

●	“Shares” refers to ordinary shares, par value $1.00, of the Company.

●	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

●	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

●	“billion” refers to one thousand million, or 1,000,000,000.

●	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS.

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements included in this annual report are those as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009.

Rounding

Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements”.  Forward looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance. Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, “Business Overview”, “Principal Risks and Uncertainties”, and “Operating and Financial Review and Prospects”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

the competitive environment and our ability to price our products and services in accordance with our strategy;

trends in the levels of investment in oil and gas exploration and drilling worldwide;

general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Leading indicators

	2011	2010	2009
SALES VOLUMES (thousands of tons)
Tubes-Seamless	2,613	2,206	1,970
Tubes-Welded	881	744	346
Tubes-Total	3,494	2,950	2,316
Projects-Welded	267	170	334
Total –Tubes+Projects	3,761	3,120	2,650

PRODUCTION VOLUMES (thousands of tons)
Tubes-Seamless	2,683	2,399	1,770
Tubes-Welded	847	772	249
Tubes-Total	3,530	3,171	2,019
Projects-Welded	249	230	291
Total –Tubes+Projects	3,779	3,401	2,310

FINANCIAL INDICATORS (millions of $)
Net sales	9,972	7,712	8,149
Operating income	1,895	1,574	1,814
EBITDA (1)	2,449	2,013	2,318
Net income	1,421	1,141	1,208
Cash flow from operations	1,283	871	3,064
Capital expenditures	863	847	461

BALANCE SHEET (millions of $)
Total assets	14,864	14,364	13,483
Total borrowings	931	1,244	1,447
Net financial debt/ (cash) (2)	(324)	(276)	(676)
Total liabilities	3,691	3,814	3,762
Shareholders’ equity including non-controlling interests	11,173	10,551	9,721

PER SHARE / ADS DATA ($ PER SHARE / PER ADS)(3)
Number of shares outstanding (4) (thousands of shares)	1,180,537	1,180,537	1,180,537
Earnings per share	1.13	0.95	0.98
Earnings per ADS	2.26	1.91	1.97
Dividends per share (5)	0.38	0.34	0.34
Dividends per ADS (5)	0.76	0.68	0.68
ADS Stock price at year-end	37.18	48.98	42.65
Number of employees (4)	26,980	25,422	22,591

1.	Defined as operating income plus depreciation, amortization and impairment charges/(reversals).

2.	Defined as borrowings less cash and cash equivalents and other current investments.

3.	Each ADS represents two shares.

4.	As of December 31.

5.	Proposed or paid in respect of the year.

Information on Tenaris

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. The Company’s registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978.

Tenaris S.A. has no branches. For information on Company’s subsidiaries, see note 31 “Principal subsidiaries” to our audited consolidated financial statements included in this annual report.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

History and Development of Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat, an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or strategic interests in the following companies:

●	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

●	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

●	Tubos de Acero de Venezuela S.A., or Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998)1;

●
Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (August 1999); on March 22, 2012, we launched a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab (for more information on the Confab delisting, see “Recent Developments – Tenaris agrees to pursue delisting tender offer for Confab’s shares”);

●	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

●	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

●	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

●	Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the U.S., Canada and Colombia (October 2006);

______________________________________
1 In 2009, the Venezuelan government announced the nationalization of Tavsa. For more information on the Tavsa nationalization process, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our consolidated financial statements included in this annual report.

●	Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007);

●	Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities (April 2009);

●	Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry (November 2011);

●	Usiminas, where through our subsidiary Confab, we hold an interest representing 5.0% of the shares with voting rights and 2.5% of the total share capital (January 2012); and

●	a sucker rod business, in Campina, Romania (February 2012).

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

Business Overview

Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high-quality tubular products and services to the energy and other industries by:

●	pursuing strategic investment opportunities in order to strengthen our presence in local and global markets;

●	expanding our comprehensive range of products and developing new high-value products designed to meet the needs of customers operating in increasingly challenging environments;

●	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products; and

●	enhancing our offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs.

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in selected markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on companies’ acquisitions is described above (See “History and Development of Tenaris”).

Developing high-value products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in increasingly challenging environments.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term.

Enhancing our offer of technical and pipe management services

We continue to enhance our offer of technical and pipe management services for our customers worldwide. Through the provision of these services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements.

Our Competitive Strengths

We believe our main competitive strengths include:

our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

our ability to develop, design and manufacture technologically advanced products;

our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

our proximity to our customers;

our human resources around the world with their diverse knowledge and skills;

our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and 50 years of operating experience; and

our strong financial condition.

Business Segments

Our business is organized in two major business segments: Tubes and Projects, which are also the reportable operating segments.

In identifying our reportable operating segments, we consider not only the nature of our products and services, the economic characteristics and financial effects of each business activities in which we engage and their related economic environment, but also factors such as the nature of the production processes, the type or class of customer for the products and services and the method used to distribute the products or provide the related services.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries.

The Projects segment includes the production and sale of welded steel pipe products mainly used in the construction of major pipeline projects for the transportation of gas and fluids with a production process that consists in the transformation of steel into large diameter welded tubular products, including submerged arc welding, or SAW, process and specific coating for most of the products. Pipeline projects are typically spread along hundreds of kilometers and are subject to specific government policies and other regulations. Accordingly, this business depends to a large extent on the number of active pipeline projects (and not on the level of drilling activity), particularly in the South American regional market, which is the region from which most revenues in this segment are derived. To a significant extent, products are distributed directly to end customers through local subsidiaries. Orders are generally for significant volumes of product and require deliveries over an extended period of time.

The Other segment includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials that exceed our internal requirements.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as oil country tubular goods or OCTG. In our Projects business segment we also produce large diameter welded steel pipes for oil and gas pipelines. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, threading and coupling. For most complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of Hydril’s premium connections business, we market our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities, industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment, and welded steel pipes for electric conduits used in the construction industry. In addition, we sell raw materials that exceed our internal requirements.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at our specialized research facilities located at our Campana plant in Argentina, at our Veracruz plant in Mexico, at our Dalmine plant in Italy, at the product testing facilities of NKKTubes in Japan and at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome. We have an 8% interest in CSM, which was acquired in 1997. In addition, we are building a new R&D center at Ilha do Fundao, Rio de Janeiro, Brazil, which we expect will start operating in 2013. We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product development and research currently being undertaken are focused on the increasingly challenging energy markets and include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy wall deep water line pipe, risers and welding technology;

•	proprietary steels;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers; and

•	welded pipes for oil and gas and other applications.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We seek to protect our intellectual property, from R&D and innovation, through the use of patents and trademarks that allow us to differentiate ourselves from our competitors.

We spent $68.4 million for R&D in 2011, compared to $61.8 million in 2010 and $62.7 million in 2009.

TENARIS IN NUMBERS

Trend information

Leading indicators

Principal Risks and Uncertainties

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. The global financial and economic crisis, which started in September 2008 and lasted through much of 2009, resulted in a significant decline in oil and gas prices, affected the level of drilling activity and triggered efforts to reduce inventories, adversely affecting demand for our products and services. This had, and to some extent continues to have, a negative impact on our business, revenues, profitability and financial position. The global economy began to recover in the second half of 2009, but the recovery has been slow and uncertain. Performance may be further affected by changes in governmental policies, the impact of credit restrictions on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets. In turn, our profitability may be hurt if increases in our selling prices are offset by increases in the cost of raw materials and energy. Although we responded well to the crisis, a new global recession, a recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations (such as nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases; changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals). As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations.

In 2009, Venezuela’s President Hugo Chávez announced the nationalization of Tavsa, Matesi, Materiales Siderúrgicos S.A., or Matesi, and Complejo Siderurgico de Guayana, C.A., or Comsigua, and Venezuela formally assumed exclusive operational control over the assets of Tavsa. In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the International Centre for Settlement of Investment Disputes, or ICSID in connection with the nationalization process. However, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interest in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the ICSID. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011. For further information on the nationalization of the Venezuelan subsidiaries, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic partnerships, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability. In addition, failure to agree with our joint venture partner in Japan on the strategic direction of our joint operations may have an adverse impact on our operations in Japan.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other intangible assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At December 31, 2011 we had $1,805.8 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($919.9 million) and Maverick, in 2006 ($771.3 million). No impairment charge was recorded in the last three years. In 2010, we reversed $67.3 million of an impairment recorded in 2008 on Prudential’s customer relationships. If our management were to determine in the future that the goodwill or other intangible assets from the acquisitions of Maverick and Hydril were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of this goodwill, which would adversely affect our results of operations.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our net worth.

We conduct business in certain countries known to experience governmental corruption.  Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA. Particularly in respect of FCPA, we entered into settlements with the U.S. Department of Justice, or DOJ, and the U.S. Securities and Exchange Commission, or SEC, on May 17, 2011 and we undertook several remediation efforts, including voluntary enhancements to our compliance program.  If we fail to comply with any term or in any way violate any provision of the settlements, we could be subject to severe sanctions and civil and criminal prosecution. For more information on the settlement with the DOJ and the SEC, see Note 26 “Contingencies, commitments and restrictions to the distribution of profits – Contingencies – Settlement with U.S. governmental authorities”.

As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Our financial risk management is described in Section III. Financial Risk Management, and our provisions and contingent liabilities are described in accounting policy Q and notes 23, 24 and 26 of our consolidated financial statements included in this annual report.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB and adopted by the European Union.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

•   Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing and power facilities. Over the last two decades, we have expanded our business globally through a series of strategic investments, and we now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world.

In 2011, global drilling activity continued growing led by substantially higher oil directed drilling activity in the United States and Canada. U.S. drilling activity increased driven by investments in oil and liquid rich gas shale plays, whereas drilling activity in dry gas plays declined due to low natural gas prices. Similarly, in Canada, drilling activity increased in thermal and tight oil plays, but gas directed drilling declined. In the rest of the world, activity increased in most markets reflecting increased demand for energy, stable oil prices at attractive levels and investment in regional gas developments.

We expect that global demand for energy, in spite of the difficult economic situation in Europe, will continue to rise and that this expectation will drive energy companies to increase their investments. Demand for tubular products for complex applications is expected to grow at a faster pace than that for products for standard applications as investments will take place in more difficult operating environments.

In 2012, drilling activity in North America is expected to remain close to current levels, with lower dry gas drilling activity to a large extent offset by an increase in oil and liquids directed drilling. In the rest of the world, drilling activity is expected to continue to increase supported by current oil and gas prices and led by growth in the development of deepwater and unconventional reserves as well as complex conventional gas drilling.

Sales to oil and gas customers, particularly of premium products, are expected to increase in 2012 compared to 2011 in all regions but sales to hydrocarbon process industry, or HPI, power generation and industrial customers will be lower in Europe. Sales in our Projects operating segment are also expected to increase on deliveries to a large offshore pipeline in Brazil in the second half of the year.

Selling prices and costs are stable but operating margins should benefit from an improving product mix and the lagging impact of lower raw material costs. Accordingly, sales and operating income are expected to grow in 2012 compared to 2011.

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and enter export markets.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in our production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.

The costs of steelmaking raw materials and of steel coils and plates increased in the first half of 2011, but decreased towards the end of the year and are expected to be more stable during 2012.

Results of Operations

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2011	2010
Selected consolidated income statement data

Net sales	9,972,478	7,711,598
Cost of sales	(6,229,526)	(4,700,810)
Gross profit	3,742,952	3,010,788
Selling, general and administrative expenses	(1,853,244)	(1,515,870)
Other operating income (expenses), net	5,050	78,629
Operating income	1,894,758	1,573,547
Interest income	30,840	32,855
Interest expense	(52,407)	(64,103)
Other financial results	11,268	(21,305)
Income before equity in earnings of associated companies and income tax	1,884,459	1,520,994
Equity in earnings of associated companies	61,509	70,057
Income before income tax	1,945,968	1,591,051
Income tax	(525,247)	(450,004)
Income for the year (1)	1,420,721	1,141,047
Income attributable to (1):
Equity holders of the Company	1,331,157	1,127,367
Non-controlling interests	89,564	13,680
Income for the year(1)	1,420,721	1,141,047
Depreciation and amortization	(554,345)	(506,902)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.13	0.95
Basic and diluted earnings per share	1.13	0.95
Dividends per share(2)	0.38	0.34

_______________
 (1)           International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.

 (2)           Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2011	2010
Selected consolidated financial position data

Current assets	6,393,221	5,955,536
Property, plant and equipment, net	4,053,653	3,780,580
Other non-current assets	4,416,761	4,628,215
Total assets	14,863,635	14,364,331

Current liabilities	2,403,699	2,378,546
Non-current borrowings	149,775	220,570
Deferred tax liabilities	828,545	934,226
Other non-current liabilities	308,673	280,409
Total liabilities	3,690,692	3,813,751

Capital and reserves attributable to the Company’s equity holders	10,506,227	9,902,359
Non-controlling interests	666,716	648,221
Equity	11,172,943	10,550,580

Total liabilities and equity	14,863,635	14,364,331

Share capital	1,180,537	1,180,537
Number of shares outstanding(Fa	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2011	2010	2009

Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(62.5)	(61.0)	(59.7)
Gross profit	37.5	39.0	40.3
Selling, general and administrative expenses	(18.6)	(19.7)	(18.1)
Other operating income (expenses), net	0.1	1.0	0.0
Operating income	19.0	20.4	22.3
Interest income	0.3	0.4	0.4
Interest expense	(0.5)	(0.8)	(1.5)
Other financial results	0.1	(0.3)	(0.8)
Income before equity in earnings of associated companies and income tax	18.9	19.7	20.4
Equity in earnings of associated companies	0.6	0.9	1.1
Income before income tax	19.5	20.6	21.5
Income tax	(5.3)	(5.8)	(6.3)
Income for continuing operations	14.2	14.8	15.2
Discontinued Operations
Result for discontinued operations	-	-	(0.3)
Income for the year	14.2	14.8	14.8
Income attributable to:
Equity holders of the Company	13.3	14.6	14.3
Non-controlling interests	0.9	0.2	0.6

Fiscal Year Ended December 31, 2011, Compared to Fiscal Year Ended December 31, 2010

Net Sales, Cost of Sales and Operating Income

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2011		2010		Increase / (Decrease)

Tubes	8,481.3	85%	6,676.4	87%	27%
Projects	724.2	7%	428.8	6%	69%
Others	767.0	8%	606.4	8%	26%
Total	9,972.5	100%	7,711.6	100%	29%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,
	2011	2010	Increase / (Decrease)

Tubes – Seamless	2,613	2,206	18%
Tubes – Welded	881	744	18%
Tubes – Total	3,494	2,950	18%
Projects – Welded	267	170	57%
Total – Tubes + Projects	3,761	3,120	21%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2011	2010	Increase / (Decrease)
Net sales
- North America	4,133.3	3,121.7	32%
- South America	1,344.6	1,110.1	21%
- Europe	1,066.1	746.6	43%
- Middle East & Africa	1,349.4	1,263.6	7%
- Far East & Oceania	587.9	434.4	35%
Total net sales	8,481.3	6,676.4	27%
Cost of sales (% of sales)	61%	60%
Operating income	1,618.8	1,403.3	15%
Operating income (% of sales)	19%	21%

Net sales of tubular products and services increased 27% to $8,481.3 million in 2011, compared to $6,676.4 million in 2010, reflecting an 18% increase in volumes and a 7% increase in average selling prices. In North America, higher drilling activity in the United States and Canada, particularly higher oil drilling activity along with increased investments in liquid rich gas shale plays, led to significantly higher shipments partially offset by lower demand in Mexico in the first semester of 2011 due to lower drilling activity at Chicontepec, where activity recovered in the second half of the year. In South America, sales increased mainly driven by higher demand in Argentina and Colombia, led by higher oil-related drilling activity. In Europe, we had higher sales of OCTG products in the North Sea and Romania due to higher oil and gas drilling activity, as well as a recovery in sales of line pipe and mechanical products due to higher demand for HPI projects and higher industrial activity. In the Middle East and Africa, despite geopolitical turmoil, which negatively affected drilling activity in countries such as Libya and Yemen, sales increased led by higher demand for complex products in the Middle East, led by Saudi Arabia which raised its oil production output and increased its level of activity in response to the loss of Libyan exports. In the Far East and Oceania, sales grew strongly, mainly due to higher sales of OCTG in China and Indonesia and higher sales of standard pipe products in Japan related to the restoration of areas affected by the earthquake and tsunami in March 2011.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 60% to 61%, mainly due to an increase in the costs of steelmaking raw materials (e.g., iron ore and metal scrap) and hot rolled coils during the first half of the year.

Operating income from tubular products and services, increased 15% to $1,618.8 million in 2011, from $1,403.3 million in 2010. In 2010, operating income included a gain of $67.3 million from the reversal of a 2008 impairment on Prudential’s customer relationships. Excluding the gain from the impairment reversal in 2010, operating income increased 21%, mainly driven by a 27% increase in sales and a lower operating margin (19% in 2011 vs. 20% in 2010-excluding impairment reversal gain). Our operating margin decreased in the first half of 2011, following the increase in the costs of steelmaking raw materials and hot rolled coils and due to the lagged effect of pipes price variations, but recovered in the second semester.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2011	2010	Increase / (Decrease)

Net sales	724.2	428.8	69%
Cost of sales (% of sales)	68%	67%
Operating income	138.8	63.7	118%
Operating income (% of sales)	19%	15%

Net sales of Projects increased 69% to $724.2 million in 2011, compared to $428.8 million in 2010, mainly reflecting a 57% increase in shipment volumes and a higher average selling price. Following two years of shipment declines, volumes increased in 2011, due to a recovery in pipeline construction activity in Brazil and Argentina, driven by projects for gas, ethanol and mineral slurry pipelines in Brazil and investments in the gas distribution network in Argentina.

Operating income from Projects increased 118% to $138.8 million in 2011, from $63.7 million in 2010, reflecting an increase in net sales and higher operating margins, due to a better product mix and a better absorption of fixed and semi-fixed expenses on higher sales, reflected on lower SG&A expenses as a percentage of sales, which amounted to 13.0% in 2011, compared to 18.8% in 2010.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2011	2010	Increase / (Decrease)

Net sales	767.0	606.4	26%
Cost of sales (% of sales)	70%	72%
Operating income	137.1	106.5	29%
Operating income (% of sales)	18%	18%

Net sales of other products and services increased 26% to $767.0 million in 2011, compared to $606.4 million in 2010. Most of the increase was due to higher sales of industrial equipment in Brazil, driven by higher investments in petrochemical, oil processing and nuclear facilities in the country, and the rest of the increase was due to higher sales of sucker rods in the Americas and welded pipes for electric conduits in the United States and Canada.

Operating income from other products and services, increased 29% to $137.1 million in 2011, from $106.5 million in 2010, reflecting the increase in net sales and stable operating margins.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 18.6% in 2011 compared to 19.7% in 2010, mainly due to the better absorption of fixed and semi-fixed expenses on higher sales.

Other operating income and expenses resulted in net income of $5.0 million in 2011, compared to a net income of $78.6 million in 2010, when we recorded a gain of $67.3 million from the reversal of an impairment at our Canadian welded operations.

Net interest expenses totalled $21.6 million in 2011, compared to $31.2 million in 2010. Our net interest expenses decreased due to lower losses on interest rate swaps ($5.2 million in 2011 vs. $15.6 million in 2010) and a lower average financial position, both assets and liabilities, partially offset by slightly higher interest rates.

Other financial results generated a gain of $11.3 million in 2011, compared to a loss of $21.3 million during 2010. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These results are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar in accordance with IFRS, principally the variations of Brazilian real and the Mexican peso against the U.S. dollar (Brazilian real rate at the beginning of 2011 was USD/BRL1.64 and at the end of 2011 USD/BRL1.86; while the Mexican peso rate at the beginning of 2011 was USD/MXN12.36 and at the end of 2011 USD/MXN13.97).

Equity in earnings of associated companies generated a gain of $61.5 million in 2011, compared to $70.1 million in 2010. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled $525.2 million in 2011, equivalent to 28% of income before equity in earnings of associated companies and income tax, compared to $450.0 million in 2010, equivalent to 30% of income before equity in earnings of associated companies and income tax. During 2011, the tax rate benefited from a more favorable mix of companies.

Net income increased to $1,420.7 million in 2011, compared to $1,141.0 million in 2010, mainly reflecting higher operating results.

Income attributable to equity holders was $1,331.2 million, or $1.13 per share ($2.26 per ADS), in 2011, compared to $1,127.4 million, or $0.95 per share ($1.91 per ADS) in 2010.

Income attributable to non-controlling interest was $89.6 million in 2011, compared to $13.7 million in 2010, mainly reflecting higher results at our Brazilian subsidiary, Confab.

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last two years:

Millions of U.S. dollars	For the year ended December 31,
	2011	2010

Net cash provided by operating activities	1,283.3	870.8
Net cash used in investing activities	(604.8)	(920.8)
Net cash used in financing activities	(667.9)	(651.6)
Increase (Decrease) in cash and cash equivalents	10.6	(701.6)

Cash and cash equivalents at the beginning of year	820.2	1,528.7
Effect of exchange rate changes	(17.6)	(6.9)
Increase due to business combinations	1.8
Increase (Decrease) in cash and cash equivalents	10.6	(701.6)
Cash and cash equivalents at the end of year	815.0	820.2

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2011, we counted on cash flows from operations as well as on short-term bank financing to fund our operations.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions. During 2011, our net cash position (cash and other current investments less total borrowings) increased by $48.1 million to $323.6 million at December 31, 2011, from $275.6 million at December 31, 2010.

We have a conservative approach to the management of our liquidity, which consists mainly of cash and cash equivalents and other current investments, comprising cash in banks, liquidity funds and highly liquid short and medium-term securities. These assets are carried at fair market value, or at historical cost which approximates fair market value.

At December 31, 2011, liquid financial assets as a whole (i.e., cash and cash equivalents and other current investments) were 8.4% of total assets compared to 10.6% at the end of 2010.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2011, U.S. dollar denominated liquid assets represented 66%, of total liquid financial assets compared to 84% at the end of 2010. As of December 31, 2011, an estimated 20% of our liquid financial assets were momentarily invested in Brazilian real-denominated instruments held at our Brazilian subsidiary, Confab, to fund the disbursement of a participation in Usiminas, which was completed in January, 2012.

Cash and cash equivalents (excluding bank overdraft) decreased by $20.2 million, to $823.7 million at December 31, 2011, compared with $843.9 million at December 31, 2010. Other current investments also decreased $245.4 million to $430.8 million as of December 31, 2011 from $676.2 million as of December 31, 2010.

Operating activities

Net cash provided by operations during 2011 was $1,283.3 million, compared to $870.8 million during 2010. Working capital increased by $646.4 million during 2011, compared with an increase of $644.0 million in 2010, reflecting the continued positive trend in the level of activity. The increase in working capital during 2011 is mainly the result of the following:

●	an increase in inventories of $335.3 million, as a result of increased business activity; and

●	an increase in trade receivables of $456.9 million, due to higher sales; partially offset by

●	a decrease in receivables and prepayments of $122.4 million.

Investing activities

Net cash used in investing activities in 2011 was $604.8 million, compared to $920.8 million in 2010, due to the following:

●
capital expenditures ($862.7 million in 2011, compared to $847.3 million in 2010), primarily attributable to the completion of the new small diameter rolling mill at our Veracruz facility in Mexico; partially offset by

●	a reduction in our investments in short term securities ($245.4 million in 2011, compared to investments of $96.5 million in 2010).

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings, was $667.9 million in 2011, compared to $651.6 million in 2010.

Dividends paid, including dividends paid to non-controlling shareholders in subsidiaries, amounted to $424.1 million in 2011, compared to $433.3 million paid in 2010.

Net repayments of borrowings (repayments less proceeds) totaled $227.2 million in 2011, compared to $215.3 million in 2010.

Our total liabilities to total assets ratio was 0.25:1 as of December 31, 2011 and 0.27:1 as of December 31, 2010.

Principal Sources of Funding

In 2011, we counted mainly on cash flows from operations to fund our transactions and short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2011, total financial debt decreased by 25%, to $930.9 million at December 31, 2011, from $1,244.5 million at December 31, 2010.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2011 U.S. dollar-denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 88% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2011 and 2010:

Thousands of U.S. dollars	2011	2010

Bank borrowings	909,684	1,215,246
Bank overdrafts	8,711	23,696
Other loans, including related companies	12,221	5,131
Finance lease liabilities	260	423
Total borrowings	930,876	1,244,496

The weighted average interest rates before tax (considering hedge accounting), amounted to 3.84% at December 31, 2011 and to 4.08% at December 31, 2010.

The maturity of our financial debt is as follows:

Thousands of U.S. dollars At December 31, 2011	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	781,101	110,909	8,528	8,753	6,578	15,007	930,876
Interests to be accrued	16,050	1,797	808	725	618	749	20,747
Total	797,151	112,706	9,336	9,478	7,196	15,756	951,623

Our current debt to total debt ratio increased from 0.82:1 as of December 31, 2010 to 0.84:1 as of December 31, 2011.

For information on our derivative financial instruments, please see “Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see “Quantitative and Qualitative Disclosure about Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2011 were as follows:

Millions of U.S. dollars
Date	Borrower	Type	Original Principal Amount	Outstanding Principal amount as of December 31, 2011	Maturity
June 2008	Dalmine	Bilateral	150.0	75.0	June 2013
2011	Siderca	Bank loans	339.7	339.7	Several in 2012
2011	Tamsa	Bank loans	250.9	250.9	Several in 2012 & 2013

For information on Confab’s borrowing as of January 2012, see “Recent Developments – Acquisition of participation in Usiminas”.

As of December 31, 2011, Tenaris was in compliance with all of its financial and other covenants.

Quantitative and Qualitative Disclosure about Market Risk

The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies applicable to counterparty exposure and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

The following information should be read together with section 3, “Financial risk management” to our audited consolidated financial statements included elsewhere in this annual report.

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2011 and 2010 which included fixed and variable interest rate obligations, detailed by currency and maturity date:

At December 31, 2011	Expected maturity date
	2012	2013	2014	2015	2016	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	-	78,328	887	1,112	863	3,018	84,208
Floating rate	-	32,581	7,641	7,641	5,715	11,989	65,567

Current Debt
Fixed rate	567,726	-	-	-	-	-	567,726
Floating rate	213,375	-	-	-	-	-	213,375
	781,101	110,909	8,528	8,753	6,578	15,007	930,876

At December 31, 2010	Expected maturity date
	2011	2012	2013	2014	2015	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	-	56,017	806	540	414	153	57,930
Floating rate	-	98,210	32,397	7,459	7,459	17,115	162,640

Current Debt
Fixed rate	583,808	-	-	-	-	-	583,808
Floating rate	440,118	-	-	-	-	-	440,118
	1,023,926	154,227	33,203	7,999	7,873	17,268	1,244,496

(1)As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates before tax (calculated using the rates set for each instrument at year end, in its corresponding currency and considering derivative financial instruments designated for hedge accounting), amounted to 3.84% at December 31, 2011 and to 4.08% at December 31, 2010.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2011 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 88% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2011, we had variable interest rate debt of $278.9 million and fixed rate debt of $651.9 million. This risk is to a great extent mitigated by our investment portfolio.

In addition, we have entered into foreign exchange derivatives contracts and/or interest rate swaps in order to mitigate the exposure to changes in interest rates.

Interest Rate Coverage

There were no interest rate derivatives outstanding at December 31, 2011. At December 31, 2010, we had variable interest rate swaps with knock-in provisions according to the following schedule:

Thousands of U.S. dollars
Type of derivative	Reference rate	Average rate (fixed or floor-cap)	Expiry	Notional amount	Fair value at December 31, 2010
Pay fixed/Receive variable with knock-in at 2.50%	Libor 6M	4.91%	2011	350,000	(5,359)

					(5,359)

Foreign Exchange Rate Risk

We manufacture our products in a number of countries and sell them through a number of companies located throughout the world and as a result we are exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar, the purpose of our foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these hedging transactions are forward exchange rate contracts.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not fully reflect management’s assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2011.

All amounts in thousands of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position
Argentine Peso	U.S. dollar	(181,622)
U.S. dollar	Japanese Yen	68,366
U.S. dollar	Euro	(66,272)
U.S. dollar	Brazilian real	(64,060)
Mexican Peso	U.S. dollar	56,652
Canadian dollar	U.S. dollar	(23,670)

The main relevant exposure as of December 31, 2011 corresponds to Argentine peso-denominated trade, social and fiscal payables at our Argentine subsidiaries which functional currency is the U.S. dollar.

Foreign Currency Derivative Contracts

At December 31, 2011 and 2010, Tenaris was party to foreign currency forward agreements as detailed below.

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2011
US$/MXP	Mexican Peso Forward purchases	260,327	12.26	2013	(41,163)
BRL/US$	Brazilian Real Forward sales	53,817	1.79	2012	3,260
US$/ARS	Argentine Peso Forward purchases	352,920	4.53	2012	(842)
CAD/US$	Canadian Dollar Forward sales	63,828	1.03	2012	(749)
Others		-	-	-	(308)
US$ / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	198,927	1.03	2017	435
					(39,367)

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2010
US$/ARS	Argentine Peso Forward purchases	369,846	4.34	2011	24,819
US$/MXP	Mexican Peso Forward purchase / sales	220,235	12.83	2011	1,451
US$/JPY	Japanese Yen Forward purchases	50,021	83,20	2011	1,043
CAD/US$	Canadian Dollar Forward sales	62,438	1.02	2011	(1,563)
KWD/US$	Kuwaiti Dinar Forward sales	55,482	0.29	2011	(1,732)
BRL/US$	Brazilian Real Forward sales	32,156	1.80	2011	(2,087)
Others		-	-	-	(285)
US$ / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	227,596	1.03	2017	3,278
					24,924

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are classified as financial assets (or liabilities) at fair value through profit or loss. Their fair value is calculated using standard pricing techniques and, as a general rule, we recognize the full amount related to the change in its fair value under financial results in the current period.

We designate for hedge accounting certain derivatives that hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position.

At December 31, 2011, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a loss of $8.2 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2011.

Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to use credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for potential credit losses.

Commodity Price Sensitivity

We use commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. As a consequence, we are exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Although we fix the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general we do not hedge this risk. In the past we have occasionally used commodity derivative instruments to hedge certain fluctuations in the market prices of raw material and energy.

Recent Developments

Annual Dividend Proposal

On February 23, 2012 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 2, 2012, the payment of an annual dividend of $0.38 per share ($0.76 per ADS), or approximately $449 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 24, 2011. If the annual dividend is approved by the shareholders, a dividend of $0.25 per share ($0.50 per ADS), or approximately $295 million will be paid on May 24, 2012, with an ex-dividend date of May 21, 2012. Our audited consolidated financial statements included in this annual report do not reflect this dividend payable.

Acquisition of participation in Usiminas

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab, acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share is BRL36, representing a total cost to Confab of approximately $500 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Tenaris pursues delisting tender offer for Confab’s shares

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, Tenaris filed on January 27, 2012 a request with CVM (Brazil’s securities regulator) and the Sao Paulo stock exchange seeking their approval to a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab.

On March 22, 2012, following receipt of all requisite approvals from CVM and the Sao Paulo stock exchange, we launched the offer for a price in cash in Brazilian reais, or BRL, 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal have already agreed to the offer price and have committed to tender their shares into the offer. The auction for the offer and the announcement of its results are expected to be made on April 23, 2012.

If all Confab shares not already owned by Tenaris are acquired, the transaction would be valued at BRL 1,398 million (approximately $745 million). If Tenaris does not reach the necessary 2/3 threshold for the delisting of Confab, it will nonetheless acquire up to 1/3 of the Confab shares held by the public.

Environmental Regulation

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary.

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Compliance with applicable environmental laws and regulations is a significant factor in our business. We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.

Related Party Transactions

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions, as explained in Corporate Governance – Audit Committee, are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see Note 30 “Related party transactions” to our audited consolidated financial statements, included in this annual report.

Employees

The following table shows the number of persons employed by Tenaris:

At December 31,
2011
Argentina	7,060
Mexico	4,714
United States	3,539
Brazil	3,389
Italy	2,522
Romania	1,415
Canada	1,333
Indonesia	745
Japan	614
Other Countries	1,649
Total employees	26,980

At December 31, 2010 and December 31, 2009, the number of persons employed by Tenaris was 25,422 and 22,591 respectively.

The number of our employees increased during 2011, from 25,422 at December 2010, to 26,980 at December 2011. The increase in our workforce resulted primarily from a growing activity level as industry economic conditions improved and production at our plants increased.

Approximately 55% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years. In some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), the revaluation of local currencies against the U.S. dollar, together with inflationary pressures, negatively affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

Corporate Governance

Our corporate governance practices are governed by Luxembourg Law (including, among others, the law of August 10, 1915 on commercial companies and the law of January 11, 2008, implementing the European Union’s transparency directive) and our articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), we are required to comply with some, but not all, of the corporate governance standards of these exchanges. We, however, believe that our corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which our securities trade.

For a summary of the significant ways in which our corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which our shares trade, please visit our website at http://www.tenaris.com/investors/

Shareholders’ Meetings; Voting Rights; Election of Directors

Each Share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at a ten-day interval, the second notice appearing at least 10 days prior to the meeting, in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, notices must be published twice, in the Luxembourg Official Gazette and two Luxembourg newspapers, at a twenty-day interval, the second notice appearing at least 20 days prior to the meeting. In case Shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market.

No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions are adopted by a simple majority vote of the Shares present or represented and voted at the meeting. An extraordinary general shareholders’ meeting must have a quorum of at least 50% of the issued share capital. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by the Luxembourg Companies Law. In both cases, the Luxembourg Companies Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority votes of the Shares present or represented. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings.

Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms and directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by resolution passed by a simple majority vote of the Shares present or represented and voted.  In the case of a vacancy occurring in the Board of Directors, the remaining directors shall have the right to temporarily fill such vacancy by the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy shall expire at the end of the term of office of the replaced director; provided however that the next shareholder’s meeting shall be called upon to proceed with the definitive election of any temporary member of the Board of Directors so elected.

The next Company’s annual general shareholders’ meeting that will consider, among other things, our audited consolidated financial statements and annual accounts, included in this annual report will take place in Luxembourg, on Wednesday 2nd of May, 2012 at 11:00 A.M., Luxembourg time. Immediately after the adjournment of the annual general shareholders’ meeting, an extraordinary general shareholders’ meeting will be held.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies. For a description of the items of the agenda of the meetings and the procedures for attending and voting at one or both of the meetings, please see the “Notice of the Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders” on the Company’s website at www.tenaris.com/investors.

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one stock exchange, the minimum number of directors must be five. The Company’s current board of directors is composed of ten directors.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the directors’ compensation. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares present or represented at the meeting.

Under the Company’s articles of association, until August 2, 2012, the board of directors is authorized to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. The Company’s board of directors has proposed, for the approval of the annual general shareholders' meeting to be held on May 2, 2012, that the authorization to increase our issued share capital within the limits of the authorized capital be renewed and extended until the end of the fifth anniversary of the date of the publication of the deed recording the minutes of such shareholders meeting.

Under our articles of association, our board of directors is authorized, to increase from time to time our issued share capital within the limits of the authorized capital.

Under the Company’s articles of association, any issuance of new Shares pursuant to the authorization granted to its board of directors must grant its existing shareholders a preferential right to subscribe for such newly-issued Shares, except:

●	in circumstances in which the Shares are issued for consideration other than money;

●	with respect to Shares issued as compensation to directors, officers, agents or employees, its subsidiaries or affiliates; and

●	with respect to Shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees, its subsidiaries or affiliates.

Any Shares to be issued as compensation or to satisfy conversion or option rights may not exceed 1.5% of the Company’s issued capital.

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority of the votes present or represented.

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2011

Roberto Bonatti(1)	Director	President of San Faustin	9	62
Carlos Condorelli	Director	Director of Tenaris and Ternium	5	60
Carlos Franck	Director	President of Santa María	9	61
Roberto Monti	Director	1. Member of the board of directors of Petrobras Energia	7	72
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	9	63
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	10	59
Jaime Serra Puche	Director	Chairman of SAI Consultores	9	60
Alberto Valsecchi	Director	Director of Tenaris	4	67
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A.	9	69
Guillermo Vogel	Director	Vice chairman of Tamsa	9	61

___________
(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol S.A. and Techint Compañia Técnica Internacional S.A.C.I. He is also a member of the board of directors of Ternium, Siderca and Siderar S.A.I.C., or Siderar.  Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., Techint Holdings S.àr.l., Siderar and Tecgas N.V. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors. He is member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and chairman and chief executive officer of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, president of the Humanitas Group and honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of Tenova S.p.A.  In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is a member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro, Grupo Modelo and Grupo Financiero BBVA Bancomer. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of the Company’s board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and has been elected as the chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the Asociación Empresaria Argentina, of the Fundación Mediterránea, and of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado S.A.B. de C.V, the vice chairman of Estilo y Vanidad S.A. de C.V. and a member of the board of directors of each of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the Universidad Panamericana and the IPADE. In addition, he is a member of the board of directors and the investment committee of the Corporación Mexicana de Inversiones de Capital and a member of the board of directors and the audit committee of HSBC (México). Mr. Vogel is a Mexican citizen.

Director Liability

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association.

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict and to cause a record of his statement to be included in the minutes of the meeting. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next general shareholders’ meeting following any such transaction.

A director will not be liable for acts committed in accordance with a board  resolution if, notwithstanding his or her presence at the board meeting at which such resolution was adopted, such director advised the board of directors that he or she opposed the resolution and caused a record of such opposition to be included in the minutes of the meeting.

Causes of action against directors for damages may be initiated by the Company upon a resolution of the shareholders passed by a simple majority vote, irrespective of the number of shares present or represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, such discharge will not release the directors from liability for any damage caused by wrongful acts committed during the execution of their mandate or due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association vis-à-vis third parties.

Audit Committee

Pursuant to our articles of association, as supplemented by the audit committee’s charter, for as long as our shares are listed on at least one stock exchange, the Company must have an audit committee composed of three members, all of which must qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, an independent director is a director who:

●	is not and has not been employed by us or our subsidiaries in an executive capacity for the preceding five years;

●	is not a person that controls us, directly or indirectly, and is not a member of the board of directors of a company controlling us, directly or indirectly;

●	does not have (and is not affiliated with a company or a firm that has) a significant business relationship with us, our subsidiaries or our controlling shareholder;

●	is not and has not been affiliated with or employed by a present or former auditor of us, our subsidiaries or our controlling shareholder for the preceding five years; and

●	is not a spouse, parent, sibling or relative up to the third degree of any of the above persons.

The Company’s board of directors has an audit committee consisting of three members. On June 1, 2011, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to our financial statements, and the independence, performance and fees of our independent auditors. The audit committee also performs other duties entrusted to it by the Company’s board of directors.

In addition, the audit committee is required by the Company’s articles of association to review “material transactions”, as such term is defined under the Company’s articles of association, to be entered into by the Company or its subsidiaries with “related parties”, as such term is defined in the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members. Confab is currently our only subsidiary with independent board members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a material transaction is:
●
any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made;

●	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and

●
any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company’s direct or indirect subsidiaries, affecting any of the Company’s direct or indirect subsidiaries for the benefit of, or involving, a related party.

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary provide any information necessary for it to review any material transaction. A related party transaction shall not be entered into unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company’s audit committee or board of directors does not approve it.

The audit committee has the authority to conduct any investigation appropriate to fulfill its responsibilities, and has direct access to the Company’s internal and external auditors as well as to the Company’s management and employees and, subject to applicable laws, its subsidiaries.

Senior Management

Our current senior management as of the date of this annual report consists of:
Name	Position	Age at December 31, 2011
Paolo Rocca	Chairman and Chief Executive Officer	59
Ricardo Soler	Chief Financial Officer	60
Renato Catallini	Supply Chain Director	45
Guillermo Moreno	Planning Director	47
Carlos Pappier	Chief Information Officer	50
Marco Radnic	Human Resources Director	62
Marcelo Ramos	Technology Director	48
Vincenzo Crapanzano	Industrial Director	59
Germán Curá	North American Area Manager	49
Sergio de la Maza	Central American Area Manager	55
Javier Martínez Alvarez	Southern Cone Area Manager	45
Alejandro Lammertyn	Eastern Hemisphere Area Manager	46
Luca Zanotti	European Area Manager	44
Guillermo Noriega	Advisor to the Chief Executive Officer	61

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is a member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Ricardo Soler.  Mr Soler currently serves as our chief financial officer, a position that he assumed in October 2007. Previously he served as chief executive officer of Hydril and from 1999 until November 2006 served as managing director of our welded pipe operations in South America and as executive vice-president of Confab and Siat. He started his career in the Techint group in 1973 as a planning analyst at Siderar. He served as Siderca’s financial director from 1993 until 1995. Mr. Soler is an Argentine citizen.

Renato Catallini.  Mr. Catallini currently serves as our supply chain director, with responsibility for the execution of all contractual deliveries to customers. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. He assumed his current position in August 2007. Mr. Catallini is an Argentine citizen.

Guillermo Moreno.  Mr. Moreno currently serves as our planning director. Previously, he served as director of Oilfield Services business unit. He first joined Siderca in 1987 after graduating as an industrial engineer. Up to 1993 he worked in several finance and marketing positions in Siderca and was also responsible for sales in Latin America. In 1996 he became Tamsa's exports sales director and in 1999 he became the director of the Pipeline Services business unit. He assumed his current position in May 2010. Mr. Moreno is an Argentine citizen.

Carlos Pappier.  Mr. Pappier currently serves as our chief information officer. Previously, he served as planning director. He began his career within the Techint group in 1984 as a cost analyst in Siderar. After holding several positions within Tenaris and other Techint group companies in 2002, he became chief of staff of Tenaris. He assumed his current position in May 2010. Mr. Pappier is an Argentine citizen.

Marco Radnic.  Mr. Radnic currently serves as our human resources director. He began his career within the Techint group in the Industrial Engineering Department of Siderar in 1975. Later he held several positions in the technical departments of Siderca and various companies within the Techint group. After holding several positions in the marketing and procurement areas in Europe, in 1996 he became commercial director of Dalmine. In 1998, he became the director of our Process and Power Services business unit. In 2001, he was appointed chief of staff for Paolo Rocca in Buenos Aires. He assumed his current position in December 2002. Mr. Radnic is an Argentine citizen.

Marcelo Ramos.  Mr. Ramos currently serves as our technology director, with responsibility over technology and quality. Previously he served as quality director and managing director of NKKTubes and our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris including quality control director at Siderca. He assumed his current position in April 2010, when the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our industrial director, a position he assumed in April 2011. Previously he served as our European area manager, Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He is also vice president of Centro Sviluppo Materiali S.p.A, and of Federacciai. Mr. Crapanzano is an Italian citizen.

Germán Curá.  Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services business unit and Tenaris commercial director. He was also a member of the board of directors of the American Petroleum Institute (API). He assumed his current position in October 2006. Mr. Curá is an USA citizen.

Sergio de la Maza.  Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as our Southern Cone area manager, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr Martínez Alvarez is an Argentine citizen.

Alejandro Lammertyn.  Mr. Lammertyn currently serves as our Eastern Hemisphere Area Manager based in Dubai. He assumed his current position in August 2010, after a restructuring of the commercial department aimed at strengthening our regional presence in the eastern hemisphere. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the CEO for marketing, organizational model and mill allocation matters, supply chain director and commercial director. Mr. Lammertyn is an Argentine citizen.

Luca Zanotti.  Mr. Zanotti currently serves as our European area manager, a position he assumed in April 2011. He joined Tenaris in 2002 as planning and administration director in Exiros, the supply management area. He was later appointed raw materials director and in July 2007 became managing director of Exiros, a position he held until June 2010. In July 2010 he became the senior assistant to the European area manager. Before joining Tenaris, he was a senior manager at A.T. Kearney in Milan, where he worked from 1998 to 2002, and prior to that he held various business development positions in the Far East for Lovato Electric. Mr. Zanotti is an Italian citizen.

Guillermo Noriega.  Mr. Noriega currently serves as advisor to the chief executive officer, supervising our Brazilian operations. Until June 1, 2010, when he assumed his current position, he served as our South American area manager and as managing director of Siderca. Previously, he served as Siderca's commercial director for the Argentine market. He began his career at Siderca as an industrial engineer in 1981. Mr. Noriega is an Argentine citizen.

Directors’ and senior management compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2011 a fee of $80,000. The chairman of the audit committee received as additional compensation a fee of $60,000 while the other members of the audit committee received an additional fee of $50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate cash compensation received by directors and senior management for the years ended December 31, 2011, 2010 and 2009, amounted to $27.6 million, $18.6 million and $18.2 million, respectively. In addition, directors and senior management received 555 thousand, 485 thousand and 436 thousand units, for a total amount of $4.9 million, $4.1 million and $3.4 million, respectively, in connection with the Employee retention and long term incentive program described in note O (d) “Employee benefits –Employee retention and long term incentive program” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises). The primary responsibility of the independent auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. Auditors are appointed by the general shareholders’ meeting upon recommendation from our audit committee through a resolution passed by a simple majority vote, irrespective of the number of shares present or represented, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors.  As part of their duties, the auditors report directly to the audit committee.

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors.  Under the policy, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegates to its Chairman the authority to consider and approve, on behalf of the audit committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

Our independent auditor for the fiscal year ended December 31, 2011, appointed by the shareholders’ meeting held on June 1, 2011, was PricewaterhouseCoopers S.à r.l., Réviseur d’entreprises agree in connection with all of our annual accounts and financial statements.

Fees Paid to the Company’s Principal Accountant

In 2011, PwC served as the principal external auditor for the Company. Fees payable to PwC in 2011 are detailed below.

For the year ended December 31,
Thousands of U.S. dollars	2011

Audit Fees	5,398
Audit-Related Fees	99
Tax Fees	151
All Other Fees	4
Total	5,652

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Fees

Fees paid for tax compliance professional services.

All Other Fees

Fees paid for the support in the development of training courses.

Share Ownership

To our knowledge, the total number of Shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of February 29, 2012 was 1,417,269, which represents 0.12% of our outstanding Shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Guillermo Moreno	16,430
Ricardo Soler	8,182
Total	1,417,269

Major Shareholders

The following table shows the beneficial ownership of the Shares by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s voting rights), (2) non-affiliated public shareholders, and (3) the Company’s directors and senior management as a group. The information below is based on the most recent information available to the Company.

Identity of Person or Group	Number	Percent

San Faustin (1)	713,605,187	60.45%
Aberdeen Asset Management PLC’s Fund Management Operating Subsidiaries (2)	59,184,400	5.01%
Directors and senior management as a group	1,417,269	0.12%
Public	406,329,974	34.42%
Total	1,180,536,830	100.00%
_________
(1)           San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.àr.l. (formerly known as I.I.I. Industrial Investments Inc.). In connection with San Faustin’s 2011 redomiciliation from Curacao to Luxembourg, San Faustin’s controlling entity Rocca & Partners S.A. organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK"). RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

(2)   On April 27, 2011, Aberdeen Asset Management PLC's Fund Management Operating Subsidiaries informed Tenaris, pursuant to the Luxembourg Transparency Law, that as of April 26, 2011, it is deemed to be the beneficial owner of 59,184,400 ordinary shares of Tenaris, par value U.S.$ 1.00 per share, representing 5.01% of Tenaris's issued and outstanding capital and votes.

The voting rights of the Company’s major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

Information required under the Luxembourg Law on takeovers of May 19, 2006

We have an authorized share capital of a single class of 2,500,000,000 shares with a par value of $ 1.00 per share. Our authorized share capital is fixed by our articles of association as amended from time to time with the approval of our shareholders in an extraordinary shareholders’ meeting. There were 1,180,536,830 shares issued as of December 31, 2011. All shares are fully paid.

Under our articles of association, our board of directors is authorized until August 2, 2012, to increase from time to time our issued share capital within the limits of the authorized capital. The Company’s board of directors has proposed, for the approval of the shareholders' meeting to be held on May 2, 2012, that the authorization to increase our issued share capital within the limits of the authorized capital be renewed and extended until the end of the fifth anniversary of the date of the publication of the deed recording the minutes of such shareholders meeting.

Tenaris is controlled by San Faustin, which owns 60.45% of our outstanding shares, through its wholly owned subsidiary Techint Holdings S.àr.l. (formerly known as I.I.I. Industrial Investments Inc.). In connection with San Faustin’s 2011 redomiciliation from Curacao to Luxembourg, San Faustin’s controlling entity Rocca & Partners S.A. organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK"). RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Our directors and senior management as a group own 0.12% of our outstanding shares, while the remaining 39.43% are publicly traded. Our shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, our ADSs trade on the New York Stock Exchange. See “Corporate Governance – Major Shareholders”.

None of our outstanding securities has any special control rights. There are no restrictions on voting rights, nor are there, to our knowledge, any agreements among our shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights.

There are no significant agreements to which we are a party and which take effect, alter or terminate in the event of a change in the control of Tenaris following a takeover bid, thereby materially and adversely affecting us, nor are there any agreements between us and members of our board of directors or employees that provide for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

Management is vested in a board of directors. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms.

Under our articles of association, any issuance of new shares pursuant to the authorization granted to our board of directors, must grant our existing shareholders a preferential right to subscribe for such newly-issued shares, except:

●	in circumstances in which the shares are issued for consideration other than money

●	with respect to shares issued as compensation to directors, officers, agents or employees, its subsidiaries or affiliates, and

●	with respect to shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees, its subsidiaries or affiliates.

Any shares to be issued as compensation or to satisfy conversion or option rights may not exceed 1.5% of our issued capital stock.

Our articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of our shares.

Amendment of our articles of association requires the approval of shareholders on an extraordinary shareholders’ meeting with a two-thirds majority of the votes present or represented.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Tenaris’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with IFRS.

In addition, under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On a yearly basis, management conducts its assessment of the effectiveness of Tenaris’s internal control over financial reporting based on the framework in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management Certification

We confirm, to the best of our knowledge, that:

1.
     the consolidated financial statements prepared in conformity with International Financial Reporting Standards, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole;

2.
     the annual accounts prepared in accordance with Luxembourg legal and regulatory requirements, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A.; and

3.
     the consolidated management report, which has been combined with the management report for Tenaris S.A., included in this annual report, gives a fair review of the development and performance of the business and the position of Tenaris S.A., or Tenaris S.A. and its consolidated subsidiaries, taken as a whole, as applicable, together with a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca

Chief Executive Officer

Paolo Rocca

March 30, 2012

/s/ Ricardo Soler

Chief Financial Officer

Ricardo Soler

March 30, 2012

Financial Information

Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

Audit report

To the Shareholders of
Tenaris S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Tenaris S.A. and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2011, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé” including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers S.à r.l., 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°00123693)
R.C.S. Luxembourg B 65 477 - Capital social EUR 516 950 - TVA LU17564447

Opinion

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of Tenaris S.A. and its subsidiaries as of December 31, 2011, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as adopted by the European Union.

Report on other legal and regulatory requirements

The management report, including the corporate governance statement, which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements and includes the information required by the law with respect to the corporate governance statement.

PricewaterhouseCoopers S.à r.l.                   Luxembourg, March 30, 2012
Represented by

Fabrice Goffin

PricewaterhouseCoopers S.à r.l., 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°00123693)
R.C.S. Luxembourg B 65 477 - Capital social EUR 516 950 - TVA LU17564447

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2011	2010	2009
Continuing operations
Net sales	1	9,972,478	7,711,598	8,149,320
Cost of sales	1 & 2	(6,229,526)	(4,700,810)	(4,864,922)
Gross profit		3,742,952	3,010,788	3,284,398
Selling, general and administrative expenses	1 & 3	(1,853,244)	(1,515,870)	(1,473,791)
Other operating income	5(i)	11,541	85,658	7,673
Other operating expenses	5 (ii)	(6,491)	(7,029)	(4,673)
Operating income		1,894,758	1,573,547	1,813,607
Interest income	6	30,840	32,855	30,831
Interest expense	6	(52,407)	(64,103)	(118,301)
Other financial results	6	11,268	(21,305)	(64,230)
Income before equity in earnings of associated companies and income tax		1,884,459	1,520,994	1,661,907
Equity in earnings of associated companies	7	61,509	70,057	87,041
Income before income tax		1,945,968	1,591,051	1,748,948
Income tax	8	(525,247)	(450,004)	(513,211)
Income for continuing operations		1,420,721	1,141,047	1,235,737

Discontinued operations
Result for discontinued operations	29	-	-	(28,138)

Income for the year		1,420,721	1,141,047	1,207,599

Attributable to:
Equity holders of the Company		1,331,157	1,127,367	1,161,555
Non-controlling interests		89,564	13,680	46,044
		1,420,721	1,141,047	1,207,599

Earnings per share attributable to the equity holders of the Company during year:
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537
Continuing and Discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)	9	1.13	0.95	0.98
Basic and diluted earnings per ADS (U.S. dollars per ADS)	9	2.26	1.91	1.97
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		1.13	0.95	1.00
Basic and diluted earnings per ADS (U.S. dollars per ADS)		2.26	1.91	2.00

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2011	2010	2009

Income for the year	1,420,721	1,141,047	1,207,599
Other comprehensive income:
Currency translation adjustment	(325,789)	108,184	357,511
Changes in the fair value of derivatives held as cash flow hedges	983	7,649	1,384
Share of other comprehensive income of associates:
- Currency translation adjustment	(43,278)	11,413	(1,302)
- Changes in the fair value of derivatives held as cash flow hedges	730	1,049	2,722
Income tax relating to components of other comprehensive income (*)	(2,234)	(3,316)	2,089
Other comprehensive income for the year, net of tax	(369,588)	124,979	362,404
Total comprehensive income for the year	1,051,133	1,266,026	1,570,003

Attributable to:
Equity holders of the Company	1,010,520	1,211,945	1,423,986
Non-controlling interests	40,613	54,081	146,017
	1,051,133	1,266,026	1,570,003
 (*) Relates to cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2011		At December 31, 2010
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	4,053,653		3,780,580
Intangible assets, net	11	3,375,930		3,581,816
Investments in associated companies	12	670,248		671,855
Other investments	13	2,543		43,592
Deferred tax assets	21	234,760		210,523
Receivables	14	133,280	8,470,414	120,429	8,408,795
Current assets
Inventories	15	2,806,409		2,460,384
Receivables and prepayments	16	241,801		282,536
Current tax assets	17	168,329		249,317
Trade receivables	18	1,900,591		1,421,642
Available for sale assets	32	21,572		21,572
Other investments	19	430,776		676,224
Cash and cash equivalents	19	823,743	6,393,221	843,861	5,955,536
Total assets			14,863,635		14,364,331
EQUITY
Capital and reserves attributable to the Company’s equity holders			10,506,227		9,902,359
Non-controlling interests			666,716		648,221
Total equity			11,172,943		10,550,580
LIABILITIES
Non-current liabilities
Borrowings	20	149,775		220,570
Deferred tax liabilities	21	828,545		934,226
Other liabilities	22(i)	233,653		193,209
Provisions	23 (ii)	72,975		83,922
Trade payables		2,045	1,286,993	3,278	1,435,205
Current liabilities
Borrowings	20	781,101		1,023,926
Current tax liabilities	17	344,932		207,652
Other liabilities	22 (ii)	286,762		233,590
Provisions	24 (ii)	33,605		25,101
Customer advances		55,564		70,051
Trade payables		901,735	2,403,699	818,226	2,378,546
Total liabilities			3,690,692		3,813,751
Total equity and liabilities			14,863,635		14,364,331
Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non- controlling interests	Total

Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the year	-	-	-	-	-	1,331,157	1,331,157	89,564	1,420,721
Currency translation adjustment	-	-	-	(276,507)	-	-	(276,507)	(49,285)	(325,792)
Hedge reserve, net of tax	-	-	-	-	(1,582)	-	(1,582)	334	(1,248)
Share of other comprehensive income of associates	-	-	-	(43,278)	730	-	(42,548)	-	(42,548)
Other comprehensive income for the year	-	-	-	(319,785)	(852)	-	(320,637)	(48,951)	(369,588)
Total comprehensive income for the year	-	-	-	(319,785)	(852)	1,331,157	1,010,520	40,613	1,051,133
Acquisition and increase of non-controlling interests	-	-	-	-	(1,930)	-	(1,930)	577	(1,353)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(22,695)	(424,078)
Balance at December 31, 2011	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2011 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

Income for the year	-	-	-	-	-	1,127,367	1,127,367	13,680	1,141,047
Currency translation adjustment	-	-	-	67,473	-	-	67,473	40,711	108,184
Hedge reserve, net of tax	-	-	-	-	4,643	-	4,643	(310)	4,333
Share of other comprehensive income of associates	-	-	-	11,413	1,049	-	12,462	-	12,462
Other comprehensive income for the year	-	-	-	78,886	5,692	-	84,578	40,401	124,979
Total comprehensive income for the year	-	-	-	78,886	5,692	1,127,367	1,211,945	54,081	1,266,026
Acquisition and increase of non-controlling interests	-	-	-	-	(367)	-	(367)	(2,651)	(3,018)
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(31,881)	(433,264)
Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

Income for the year	-	-	-	-	-	1,161,555	1,161,555	46,044	1,207,599
Currency translation adjustment	-	-	-	254,614	-	-	254,614	102,897	357,511
Hedge reserve, net of tax	-	-	-	-	6,397	-	6,397	(2,924)	3,473
Share of other comprehensive income of associates	-	-	-	(1,302)	2,722	-	1,420	-	1,420
Other comprehensive income for the year	-	-	-	253,312	9,119	-	262,431	99,973	362,404
Total comprehensive income for the year	-	-	-	253,312	9,119	1,161,555	1,423,986	146,017	1,570,003
Acquisition and decrease of non-controlling interests	-	-	-	-	(783)	-	(783)	3,425	2,642
Change in equity reserves	-	-	-	-	21	-	21	-	21
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(46,086)	(553,717)
Balance at December 31, 2009	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

 (1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2010 and 2009 there were 1,180,536,830 shares issued. All issued shares are fully paid.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Note	2011	2010	2009
Cash flows from operating activities
Income for the year		1,420,721	1,141,047	1,207,599
Adjustments for:
Depreciation and amortization	10 & 11	554,345	506,902	504,864
Income tax accruals less payments	28 (ii)	117,633	(57,979)	(458,086)
Equity in earnings of associated companies	7	(61,509)	(70,057)	(86,179)
Interest accruals less payments, net	28 (iii)	(24,880)	17,700	(24,167)
Changes in provisions		(2,443)	(364)	(7,268)
Impairment reversal	5	-	(67,293)	-
Changes in working capital	28(i)	(646,369)	(644,050)	1,737,348
Other, including currency translation adjustment		(74,194)	44,914	189,837
Net cash provided by operating activities		1,283,304	870,820	3,063,948

Cash flows from investing activities
Capital expenditures	10 & 11	(862,658)	(847,316)	(460,927)
Acquisitions of subsidiaries and associated companies	27	(11,254)	(302)	(64,029)
Proceeds from disposal of property, plant and equipment and intangible assets		6,431	9,290	16,310
Dividends and distributions received from associated companies	12	17,229	14,034	11,420
Changes in investments in short terms securities		245,448	(96,549)	(533,812)
Net cash used in investing activities		(604,804)	(920,843)	(1,031,038)

Cash flows from financing activities
Dividends paid		(401,383)	(401,383)	(507,631)
Dividends paid to non-controlling interest in subsidiaries		(22,695)	(31,881)	(46,086)
Acquisitions of non-controlling interests	27	(16,606)	(3,018)	(9,555)
Proceeds from borrowings		726,189	647,608	631,544
Repayments of borrowings		(953,413)	(862,921)	(2,096,925)
Net cash used in financing activities		(667,908)	(651,595)	(2,028,653)

Increase / (Decrease) in cash and cash equivalents		10,592	(701,618)	4,257
Movement in cash and cash equivalents
At the beginning of the year		820,165	1,528,707	1,525,022
Effect of exchange rate changes		(17,561)	(6,924)	9,124
Decrease in cash due to deconsolidation	32	-	-	(9,696)
Increase due to business combinations		1,836	-	-
Increase / (Decrease) in cash and cash equivalents		10,592	(701,618)	4,257
At December 31,	28 (iv)	815,032	820,165	1,528,707

The accompanying notes are an integral part of these Consolidated Financial Statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Discontinued operations
A	Financial Risk Factors	30	Related party transactions
B	Financial instruments by category	31	Principal subsidiaries
C	Fair value hierarchy	32	Processes in Venezuela
D	Fair value estimation	33	Fees paid to the Company's principal accountant
E	Accounting for derivative financial instruments and hedging activities	34	Subsequent events

I. GENERAL INFORMATION

Tenaris S.A. (the "Company") was established as a public limited liability company (Societé Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 23, 2012.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A           Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards effective in 2011 and relevant for Tenaris

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on 1 January 2011 that have a material impact on Tenaris.

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted

▪	International Accounting Standard (“IAS”) 1 (amended 2011), “Presentation of financial statements”

In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in Other Comprehensive Income into two groups, based on whether or not they may be recycled to profit or loss in the future.  IAS 1 (amended 2011) must be applied for annual periods beginning on or after 1 July 2012.

▪	IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after 1 January 2013.

A           Basis of presentation (Cont.)

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

▪	IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement.

This interpretation is applicable for annual periods beginning on or after 1 January 2015. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the interpretation is not yet adopted by the EU.

▪	IFRS 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after 1 January 2013.

▪	IFRS 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after 1 January 2013.

▪	IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after 1 January 2013.

The Company's management has not assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B           Group accounting

(1)           Subsidiaries

Subsidiaries are all entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

B           Group accounting (Cont.)

(1)           Subsidiaries (Cont.)

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 31 for the list of the principal subsidiaries.

 (2)           Associates

Associates are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Income Statement under Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2011, Tenaris holds 11.46% of Ternium’s common stock (including treasury shares). The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

●	Both the Company and Ternium are under the indirect common control of San Faustin S.A.
●	Four out of the nine members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors.
●
Under the shareholders agreement by and between the Company and Techint Holdings S.àr.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s board of directors pursuant to previous written instructions of the Company.

The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2011, 2010 and 2009, no impairment provisions were recorded on Tenaris’ investment in Ternium.

C           Segment information

The Company is organized in two major business segments: Tubes and Projects, which are also the reportable operating segments.

For purposes of this determination, the Company considered not only the nature of products and services, the economic characteristics and financial effects of each business activities in which the entity engages and the related economic environment in which it operates but also factors such as the nature of the production processes, the type or class of customer for the products and services and the method used to distribute the products or provide the related services.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and certain other industrial applications with a production process that consists in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally done to the end user customers, with exports being done through a centrally managed global distribution network and domestic sales done, through local subsidiaries.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects for the transportation of gas and fluids with a production process that consists in the transformation of steel into large diameter welded tubular products, including SAW process and specific coating for most of the products. Pipeline projects are typically spread along hundreds of kilometers and are subject to specific government policies and other regulations. Accordingly, this business depends to a large extent on the number of active pipeline projects (and not on the level of drilling activity), particularly in the South American regional market, which is the region from which most revenues in this segment are derived. To a significant extent, products are distributed directly to end customers through the local subsidiaries. Each order involves the delivery of significant volumes of products in stages through an extended period of time.

The Other segment includes all other business activities and operating segments that are not required to be separately reported, including the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials that exceed Tenaris’ internal requirements.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D           Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

D           Foreign currency translation (Cont.)

(1)           Functional and presentation currency (Cont.)

Tenaris determined that the functional currency of its Argentine subsidiaries (i.e., Siderca S.A.I.C. (“Siderca”) and its subsidiaries in that country) is the U.S. dollar, based on the following principal considerations:

●
Their sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

●	The prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
●	Their net financial assets and liabilities are mainly received and maintained in U.S. dollars;
●	The exchange rate of Argentina’s legal currency has long-been affected by recurring and severe economic crises.

In addition, the Company’s Colombian subsidiaries and most of its distribution and trading subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

Starting January 1, 2012, the Company changed the functional currency of its Mexican and Canadian subsidiaries, from their respective local currencies to the U.S. dollar.

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary, Tubos de Acero de Mexico S.A., or Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production will be exported to most major oil and gas markets with a U.S. dollar economic environment, in addition, seamless pipes sales are denominated and settled in U.S. dollars.

In Canada, the Company has concluded that the most appropriate functional currency for its two major steel pipe production facilities (Algoma and Prudential) is the U.S. dollar, due to a significant increase in the level of integration of the local operations within Tenaris’s international supply chain system, evidenced by a higher level of imports as well as a higher level of exports from the Canadian production facilities to the U.S. market.

The Company believes that due to the high level of integration in terms of sales and supply chain of its worldwide operations in the Tubes segment, the U.S. dollar is the currency that best reflects the economic environment in which it operates, which is consistent with that of the oil and gas industry.

As a result of these changes in functional currency, a majority of the Company’s subsidiaries within the Tubes segment (other than its European manufacturing subsidiaries) have the U.S. dollar as their functional currency. In the Projects and Others segments, the Company maintains the Brazilian Real as the functional currency of its Brazilian subsidiaries.

(2)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

D           Foreign currency translation (Cont.)

(2)           Transactions in currencies other than the functional currency (Cont.)

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

 (3)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”). Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:
Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2011.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the Consolidated Income Statement.

(3)           Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks amounts to $86.7 million and $89.7 million at December 31, 2011 and 2010 respectively, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

 (4)           Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2011, 2010 and 2009 totaled $68.4 million, $61.8 million and $62.7 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships acquired in a business combination have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G           Impairment of non financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:
(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships (see Note 5).

In 2011 and 2010, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

H           Other investments

Other investments consist primarily of investments in financial debt instruments and time deposits with an original maturity of more than three months.

These investments are categorized as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

Results from financial investments are recognized in Financial Results in the Consolidated Income Statement.

I           Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.
For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L           Equity

(1)           Equity components

The Consolidated Statement of Changes in Equity includes:
●	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;
●	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)            Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2011, 2010 and 2009 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)            Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are valued at amortized cost.

N           Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except to the extent that it relates to items recognized in the Consolidated Statement of Other Comprehensive Income. In this case, the tax is also recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

O           Employee benefits

(a)           Employee severance indemnity

Employee severance indemnity costs are assessed at each year-end using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian subsidiary.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’ Italian subsidiary pays every year the matured contribution to the funds and no more obligation will be in charge of it. As a consequence of the above mentioned, the structure of the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

 (b)           Defined benefit pension obligations

Defined benefit plans determine an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the Consolidated Statement of Financial Position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting year less the fair value of plan assets together with adjustments for unrecognized past-service costs and unrecognized actuarial gains and losses. The present value of the defined benefit pension obligation is calculated, at least at each year-end by independent advisors using the projected unit credit method based on actuarial calculations provided by independent advisors.

O           Employee benefits (Cont.)

(b)           Defined benefit pension obligations (Cont.)

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement and other benefits.

Benefits under this plan are provided in U.S. dollars, and are calculated based on seven-year salary averages.

Tenaris sponsors other funded and unfunded non-contributory defined benefit pension plans in certain subsidiaries. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.

(c)           Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

(d) Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding non-controlling interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. As the cash redemption of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

The total value of the units granted to date under the program, considering the number of units and the book value per share amounts to $55.5 million and $40.4 million at December 31, 2011 and 2010, respectively. As of December 31, 2011, and 2010 Tenaris has recorded a total liability of $50.3 million and $33.5 million, respectively, based on actuarial calculations provided by independent advisors.

P           Employees’ statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities in the Consolidated Statement of Financial Position. Because Mexican employee statutory profit sharing is determined on a similar basis to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q           Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R           Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

S           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.3%, 1.2% and 0.7% as of December 31, 2011, 2010 and 2009, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following bases:
●	Interest income: on the effective yield basis.
●	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

T           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

U           Earnings per share

Earnings per share are calculated by dividing the income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

V           Financial instruments

Non derivative financial instruments comprise investment in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

●	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in financial debt instruments and time deposits held for trading.
●	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment; comprise trade receivables and other receivables.
●	Available for sale assets: See Note 32
●	Other financial liabilities: measured at amortized cost using the effective interest rate method; comprise borrowings and trade and other payables.

The categorization depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates) and capital risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial Risk Factors

(i)           Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.08 as of December 31, 2011, in comparison with 0.11 as of December 31, 2010. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’ foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’ exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect the management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’ financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’ main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2011 and 2010:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2011	2010
Argentine Peso / U.S. dollar	(181,622)	(74,440)
Mexican Peso / U.S. dollar	56,652	177,227
Canadian dollar / U.S. dollar	(23,670)	(68,195)
U.S. dollar / Japanese Yen	68,366	37,726
U.S. dollar / Euro	(66,272)	(113,836)
U.S. dollar / Brazilian real	(64,060)	304,229

A. Financial Risk Factors (Cont.)

(ii)           Foreign exchange risk (Cont.)

The main relevant exposures as of December 31, 2011 correspond to:

●  Argentine Peso / U.S. dollar

Consists primarily of Argentine Peso-denominated trade, social and fiscal payables at certain Argentine subsidiaries which functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would generate a pre-tax gain / loss of $1.8 million and $0.7 million as of December 31, 2011 and 2010, respectively.

The main relevant exposures as of December 31, 2010 corresponded to:

●  Brazilian real / U.S. dollar

Consisted primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency was the Brazilian real. A change of 1% in the BRL/USD exchange rate would have generated a pre-tax gain / loss of $2.7 million, which would have been to a large extent offset by changes to Tenaris’ net equity position. Tenaris also entered into foreign exchange derivative contracts to preserve the U.S. dollar value of certain forecasted sales denominated in Brazilian real, which could have added a gain / loss of $0.3 million per one percent change in the BRL/USD exchange rate.

●  Mexican peso / U.S. dollar

Consisted primarily of various foreign exchange derivative contracts entered to preserve the U.S. dollar value of borrowings denominated in Mexican peso. A change of 1% in the MXN/USD exchange rate would have generated a pretax gain / loss of $2.0 million. Additionally Tenaris had Cash and cash equivalents and sales denominated in U.S. dollar at subsidiaries which functional currency was the Mexican peso, that could have offset this impact by $0.2 million per one percent change in the MXN/USD exchange rate.

●  Euro / U.S. dollar

Consisted primarily of U.S. dollar-denominated borrowings at certain European subsidiaries which functional currency was the Euro, partially offset by Euro denominated trade payables at subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.1 million, which would have been to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2011 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $6.4 million (including a loss / gain of $0.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’ net equity position of $1.0 million. For balances held as of December 31, 2010, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $7.9 million (including a loss / gain of $1.8 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $3.6 million.

Additionally, the Company has recognized an embedded derivative in connection with a ten-year steel supply agreement signed in 2007 by a Canadian subsidiary which as of December 31, 2011 has an estimated outstanding amount of approximately $199 million. The Company estimates that the impact of a 1% favorable / unfavorable movement in the USD/CAD exchange rate would have resulted in a maximum pre-tax gain / loss of approximately $1.9 million and $2.2 million in connection with this instrument as of December 31, 2011 and 2010 respectively.

A. Financial Risk Factors (Cont.)

(iii)           Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2011		2010
	Amount in thousands of U.S. dollars	Percentage	Amount in thousands of U.S. dollars	Percentage
Fixed rate	651,939	70%	632,766	51%
Variable rate	278,937	30%	611,730	49%
Total	930,876		1,244,496

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $7.3 million in 2011 and $10.5 million in 2010. These results exclude the effect of interest rate swaps in 2010.

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $7.1 million in 2011 and $9.4 million in 2010, partially offsetting the net losses to Tenaris’s borrowing costs.

In order to partially hedge future interest payments related to long-term debt, Tenaris entered in 2008 and 2009 into interest rate swaps and swaps with an embedded knock-in option (See Note 25). All of Tenaris’ interest rate derivatives were designated for hedge accounting. Interest differentials earned on these contracts were recorded to on the interest expenses line at the same pace that interests were accrued on the underlying debt, thus discharging the equity reserve. All interest rate derivatives were settled during 2011. The outstanding notional as of December 31, 2010 was $350 million.

Tenaris estimates that, if market interest rates applicable to the hedged borrowings had been 100 basis point higher, then an additional pre-tax gain of $2.4 million would have been recorded in 2010, partially offsetting the losses to Tenaris’s borrowings estimated above. No impact would have been recorded in 2011 because Tenaris has already fixed the reference rate by the end of 2010.

 (iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2011 and 2010.

A. Financial Risk Factors (Cont.)

(iv)           Credit risk (Cont.)

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2011 and 2010 trade receivables amount to $1,900.6 million and $1,421.6 million respectively. Trade receivables have guarantees under letter of credit and other bank guarantees of $240.1 million and $137.2 million, credit insurance of $562.1 million and $475.8 million and other guarantees of $16.2 million and $2.7 million as of December 31, 2011 and 2010 respectively.

As of December 31, 2011 and 2010 trade receivables amounting to $353 million and $246 million were past due but not impaired, respectively. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $25.9 million as of December 31, 2011 and $20.8 million as of December 31, 2010. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)           Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

More than 94.7% of Tenaris’ liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2011, in comparison with more than 92.9% as of December 31, 2010.

(vi)           Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2011, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 8.4% of total assets at the end of 2011 compared to 10.6% at the end of 2010.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2011 Tenaris does not have direct exposure on financial instruments issued by European sovereign counterparties.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2011 and 2010, U.S. dollar denominated liquid assets represented around 66% and 84% of total liquid financial assets respectively. As of December 31, 2011 an estimated 20% of the Company’s liquid financial assets were momentarily invested in Brazilian Real-denominated instruments held at its Brazilian subsidiary, Confab Industrial S.A., to fund the disbursement of a participation in Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas) which was completed in January, 2012 (See note 34).

B. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

December 31, 2011	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	6,382	-	-	6,382
Trade receivables	-	1,900,591	-	1,900,591
Other receivables	-	119,283	-	119,283
Available for sale assets	-	-	21,572	21,572
Other investments	433,319	-	-	433,319
Cash and cash equivalents	823,743	-	-	823,743
Total	1,263,444	2,019,874	21,572	3,304,890

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2011
Liabilities as per statement of financial position
Borrowings	-	930,876	930,876
Derivative financial instruments	45,749	-	45,749
Trade and other payables (*)	-	946,392	946,392
Total	45,749	1,877,268	1,923,017

December 31, 2010	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	31,537	-	-	31,537
Trade receivables	-	1,421,642	-	1,421,642
Other receivables	-	115,469	-	115,469
Available for sale assets	-	-	21,572	21,572
Other investments	719,816	-	-	719,816
Cash and cash equivalents	843,861	-	-	843,861
Total	1,595,214	1,537,111	21,572	3,153,897

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2010
Liabilities as per statement of financial position
Borrowings	-	1,244,496	1,244,496
Derivative financial instruments	11,972	-	11,972
Trade and other payables (*)	-	852,678	852,678
Total	11,972	2,097,174	2,109,146

(*) The maturity of most of trade payables is of one year or less.

C. Fair value hierarchy

IFRS 7 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

C. Fair value hierarchy (Cont.)

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2011 and 2010.

December 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	823,743	-	-	823,743
Other investments	350,481	80,295	2,543	433,319
Foreign exchange derivatives contracts	-	5,238	-	5,238
Embedded derivative (See Note 25)	-	-	1,144	1,144
Available for sale assets (**)		-	21,572	21,572
Total	1,174,224	85,533	25,259	1,285,016
Liabilities
Foreign exchange derivatives contracts	-	45,040	-	45,040
Embedded derivative (See Note 25)			709	709

Total	-	45,040	709	45,749

December 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	843,861	-	-	843,861
Other investments	540,298	163,347	16,171	719,816
Foreign exchange derivatives contracts	-	28,259	-	28,259
Embedded derivative (See Note 25)	-	-	3,278	3,278
Available for sale assets (**)	-	-	21,572	21,572
Total	1,384,159	191,606	41,021	1,616,786
Liabilities
Foreign exchange derivatives contracts	-	6,613	-	6,613
Interest rate derivatives financial instruments	-	5,359	-	5,359
Total	-	11,972	-	11,972

(**) For further detail regarding Available for sale assets, see Note 32.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities grabbed from market contributors as of the valuation date.

C. Fair value hierarchy (Cont.)

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (See Note 32).

The following table presents the changes in level 3 assets and liabilities:

	Year ended December 31,
	2011	2010
	Assets / Liabilities
Net assets at the beginning of the year	41,021	29,439
Available for sale assets	-	-
(Loss) / Gain for the year	(3,078)	6,002
Reclassifications	(13,320)	5,603
Currency translation adjustment	(73)	(23)
Net assets at the end of the year	24,550	41,021

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves, while the fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 98.8% of its carrying amount including interests accrued in 2011 as compared with 99.5% in 2010. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.2% in the fair value of borrowings as of December 31, 2011 and 0.1% in 2010. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a non current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2011, the effective portion of designated cash flow hedges amounts to $8.2 million and is included in Other Reserves in equity (see Note 25 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2011
Net sales	8,481,299	724,174	767,005	-	9,972,478	-
Cost of sales	(5,200,327)	(490,105)	(539,094)	-	(6,229,526)	-
Gross profit	3,280,972	234,069	227,911	-	3,742,952	-
Selling, general and administrative expenses	(1,668,444)	(94,307)	(90,493)	-	(1,853,244)	-
Other operating income (expenses), net	6,263	(937)	(276)	-	5,050	-
Operating income	1,618,791	138,825	137,142	-	1,894,758	-
Segment assets	12,707,487	1,016,752	447,576	691,820	14,863,635	-
Segment liabilities	3,348,150	235,263	107,279	-	3,690,692	-
Capital expenditures	790,454	58,908	13,296	-	862,658	-

Depreciation and amortization	517,726	21,195	15,424	-	554,345	-

Year ended December 31, 2010
Net sales	6,676,429	428,771	606,398	-	7,711,598	-
Cost of sales	(3,975,935)	(286,415)	(438,460)	-	(4,700,810)	-
Gross profit	2,700,494	142,356	167,938	-	3,010,788	-
Selling, general and administrative expenses	(1,365,757)	(80,485)	(69,628)	-	(1,515,870)	-
Other operating income (expenses), net	68,601	1,817	8,211	-	78,629	-
Operating income	1,403,338	63,688	106,521	-	1,573,547	-
Segment assets	12,215,642	1,018,607	436,655	693,427	14,364,331	-
Segment liabilities	3,453,083	259,691	100,977	-	3,813,751	-
Capital expenditures	799,724	42,740	4,852	-	847,316	-

Depreciation and amortization	471,717	19,843	15,342	-	506,902	-
Impairment reversal	67,293	-	-	-	67,293	-

Year ended December 31, 2009
Net sales	6,670,929	986,548	491,843	-	8,149,320	18,558
Cost of sales	(3,769,895)	(704,238)	(390,789)	-	(4,864,922)	(31,866)
Gross profit	2,901,034	282,310	101,054	-	3,284,398	(13,308)
Selling, general and administrative expenses	(1,325,441)	(75,841)	(72,509)	-	(1,473,791)	(9,540)
Other operating income (expenses), net	1,249	2,165	(414)	-	3,000	(179)
Operating income	1,576,842	208,634	28,131	-	1,813,607	(23,027)
Segment assets	11,365,861	971,783	521,520	624,144	13,483,308	-
Segment liabilities	3,463,294	234,549	64,629	-	3,762,472	-
Capital expenditures	425,545	30,820	4,562	-	460,927	-

Depreciation and amortization	464,841	18,593	21,403	-	504,837	27

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Other segment to the Tubes segment for $266,806, $204,478 and $113,408 in 2011, 2010 and 2009, respectively.

1           Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2011
Net sales	4,350,815	2,564,518	1,119,887	1,349,334	587,924	-	9,972,478	-
Total assets	7,226,605	3,373,855	2,396,443	522,926	651,986	691,820	14,863,635	-
Trade receivables	518,272	545,336	320,075	377,569	139,339	-	1,900,591	-
Property, plant and equipment, net	2,051,826	892,572	882,185	64,450	162,620	-	4,053,653	-
Capital expenditures	496,021	150,419	176,861	22,669	16,688	-	862,658	-

Depreciation and amortization	294,602	113,729	117,360	2,495	26,159	-	554,345	-

Year ended December 31, 2010
Net sales	3,295,081	1,911,824	805,617	1,264,610	434,466	-	7,711,598	-
Total assets	7,316,794	3,106,212	2,292,675	347,492	607,731	693,427	14,364,331	-
Trade receivables	430,184	332,263	315,443	259,434	84,318	-	1,421,642	-
Property, plant and equipment, net	1,883,992	862,433	837,764	34,047	162,344	-	3,780,580	-
Capital expenditures	561,782	123,586	130,232	20,839	10,877	-	847,316	-

Depreciation and amortization	258,428	104,992	115,776	1,215	26,491	-	506,902	-

Year ended December 31, 2009
Net sales	2,891,523	2,285,677	866,692	1,623,541	481,887	-	8,149,320	18,558
Total assets	6,722,816	2,790,249	2,469,042	386,242	490,815	624,144	13,483,308	-
Trade receivables	344,548	361,976	235,708	327,924	40,146	-	1,310,302	-
Property, plant and equipment, net	1,387,146	826,028	864,612	14,357	162,444	-	3,254,587	-
Capital expenditures	261,781	99,521	68,394	5,580	25,651	-	460,927	-

Depreciation and amortization	272,677	100,089	108,770	1,367	21,934	-	504,837	27

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania  and United Kingdom; “Middle East and Africa” comprises principally Saudi Arabia , United Arab Emirates and Jordan; “Far East and Oceania” comprises principally China, Indonesia and Japan.

(*) Corresponds to the Venezuelan Companies (year 2009) (See Notes 29 and 32).

(**) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2011, 2010 and 2009 (See Note 32).

2           Cost of sales
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009

Inventories at the beginning of the year	2,460,384	1,687,059	3,091,401

Plus: Charges of the year
Raw materials, energy, consumables and other	4,409,698	3,690,900	1,948,596
Increase in inventory due to business combinations	10,688	-	53,541
Services and fees	368,910	329,687	240,346
Labor cost	1,133,186	941,375	737,883
Depreciation of property, plant and equipment	312,601	290,299	263,634
Amortization of intangible assets	6,561	3,351	2,813
Maintenance expenses	220,240	174,966	145,413
Provisions for contingencies	-	-	1,984
Allowance for obsolescence	11,067	(34,522)	89,041
Taxes	4,958	7,121	6,799
Other	97,642	70,958	46,122
	6,575,551	5,474,135	3,536,172
Deconsolidation / Transfer to assets held for sale	-	-	(43,726)
Less: Inventories at the end of the year	(2,806,409)	(2,460,384)	(1,687,059)
	6,229,526	4,700,810	4,896,788
From Discontinued operations	-	-	(31,866)
	6,229,526	4,700,810	4,864,922

3           Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Services and fees	218,991	207,427	207,202
Labor cost	527,223	454,127	407,235
Depreciation of property, plant and equipment	12,400	12,506	14,524
Amortization of intangible assets	222,783	200,746	223,893
Commissions, freight and other selling expenses	545,228	420,417	368,451
Provisions for contingencies	35,847	26,430	33,880
Allowances for doubtful accounts	7,749	(17,361)	13,837
Taxes	148,912	120,591	114,976
Other	134,111	90,987	99,333
	1,853,244	1,515,870	1,483,331
From Discontinued operations	-	-	(9,540)
	1,853,244	1,515,870	1,473,791

4   Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Wages, salaries and social security costs	1,616,299	1,359,994	1,113,757
Employees' severance indemnity	14,923	12,850	13,436
Pension benefits - defined benefit plans	10,300	8,795	8,734

Employee retention and long term incentive program	18,887	13,863	9,191
	1,660,409	1,395,502	1,145,118
From Discontinued operations	-	-	(23,024)
	1,660,409	1,395,502	1,122,094

At the year-end, the number of employees was 26,980 in 2011, 25,422 in 2010 and 22,591 in 2009.

5           Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2011	2010	2009
(i)	Other operating income
	Reimbursement from insurance companies and other third parties agreements	695	9,810	76
	Net income from other sales	5,510	1,955	2,130
	Net rents	2,487	2,793	3,538
	Impairment reversal (*)	-	67,293	-
	Other	2,849	3,807	1,750
		11,541	85,658	7,494
	From Discontinued operations	-	-	179
		11,541	85,658	7,673
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	4,341	3,304	2,758
	Provisions for legal claims and contingencies	1,411	2,741	-
	Loss on fixed assets and material supplies disposed / scrapped	48	352	27
	Allowance for doubtful receivables	691	632	1,888

		6,491	7,029	4,673

(*) 2010 Impairment reversal

In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships as there had been an improvement in the outlook of the economic and competitive conditions for the Canadian oil and gas market compared to that foreseen at the end of 2008. The main key assumptions that Tenaris considered were the expected oil and natural gas prices evolution and the level of drilling activity in Canada. Tenaris used the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. The rig count in Canada increased 59% from an annual average of 221 in 2009 to an annual average of 351 in 2010. In this environment, Tenaris expected that its competitive conditions and activity levels will continue to improve.

The recoverable amount of the Prudential (Canada) CGU was estimated based on the value in use. Value in use was calculated in the same way as that for CGU containing goodwill (see Note 11). The discount rate used was based on a weighted average cost of capital (WACC) of 10.7%.

The Company has increased the carrying amount of the Customer Relationships by $67.3 million to its recoverable amount which in accordance with IAS 36 is the one that would have been determined (net of amortization) had no impairment loss been recognized for the asset in the year 2008. In addition, the Company recognized the respective deferred tax effect of $16.9 million in Income tax in the Consolidated Income Statement.

6           Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2011	2010	2009
Interest income	30,840	32,855	30,986
Interest expense (*)	(52,407)	(64,103)	(121,881)
Interest net	(21,567)	(31,248)	(90,895)

Net foreign exchange transaction results	65,365	(26,581)	(73,015)
Foreign exchange derivatives contracts results (**)	(49,349)	7,183	10,467
Other	(4,748)	(1,907)	(2,564)
Other financial results	11,268	(21,305)	(65,112)

Net financial results	(10,299)	(52,553)	(156,007)
From Discontinued operations	-	-	4,307
	(10,299)	(52,553)	(151,700)

Items included in this note for the year 2009 differ from its corresponding line in the Consolidated Income Statement because they include results from discontinued operations.

(*) Includes losses on interest rate swaps of $5.2 million, $15.6 million and $21.7 million, in 2011, 2010 and 2009, respectively. As previously described in “Section III.A. Financial Risk Factors”, in order to partially hedge future interest payments related to long-term debt, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in options. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of a certain period. A total notional amount of $500 million was covered by these instruments which coverage began between April and June 2009, and expired between April and June 2011. Between September and December 2009, a Tenaris subsidiary partially prepaid a syndicated loan facility which was part of the underlying risk. Accordingly, Tenaris derecognized the corresponding portion of its hedge reserve designation (notional of $150 million) on interest rate swaps derivatives recording a loss of $8.2 million, included in the total amount of $21.7 million of interest rate swaps losses for the year ended December 31, 2009.

(**) Includes a loss on identified embedded derivatives of $3.1 million, and gains of $6.1 million and $27.9 million for 2011, 2010 and 2009, respectively.

7           Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
From associated companies	61,509	70,553	87,159
Loss on sale of associated companies and other	-	(496)	(980)
	61,509	70,057	86,179
From Discontinued operations	-	-	862
	61,509	70,057	87,041

8           Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Current tax	623,646	395,183	541,818
Deferred tax	(98,399)	54,821	(28,665)
	525,247	450,004	513,153
From Discontinued operations	-	-	58
	525,247	450,004	513,211

8           Income tax (Cont.)

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Income before income tax	1,945,968	1,591,051	1,748,948

Tax calculated at the tax rate in each country	493,507	440,882	525,844
Non taxable income / Non deductible expenses	17,993	(2,948)	(25,760)
Changes in the tax rates	(7,736)	(17)	837
Effect of currency translation on tax base (*)	25,000	12,158	13,203

Utilization of previously unrecognized tax losses	(3,517)	(71)	(913)

Tax charge	525,247	450,004	513,211

(*) Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries, which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced deductions for tax purposes in future periods. As a result, the resulting deferred income tax charge does not represent a separate obligation for Tenaris that is due and payable in any of the relevant periods.

9           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2011	2010	2009
Net income attributable to equity holders	1,331,157	1,127,367	1,161,555
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	1.13	0.95	0.98
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	2.26	1.91	1.97

Dividends paid	(401,383)	(401,383)	(507,631)
Basic and diluted dividends per share (U.S. dollars per share)	0.34	0.34	0.43
Basic and diluted dividends per ADS (U.S. dollars per ADS) (*)	0.68	0.68	0.86

Result for discontinued operations attributable to equity holders	-	-	(16,454)
Basic and diluted earnings per share (U.S. dollars per share)	-	-	(0.01)
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	-	-	(0.03)

 (*) Each ADS equals to two shares

On November 3, 2011, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 24, 2011, with an ex-dividend date of November 21, 2011.

On June 1, 2011, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2010, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 23, 2011. In the aggregate, the interim dividend paid in November 2010 and the balance paid in June 2011 amounted to approximately $401 million.

On June 2, 2010, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2009, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 24, 2010. In the aggregate, the interim dividend paid in November 2009 and the balance paid in June 2010 amounted to approximately $401 million.

9           Earnings and dividends per share (Cont.)

On June 3, 2009, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on June 25, 2009. In the aggregate, the interim dividend paid in November 2008 and the balance paid in June 2009 amounted to approximately $507 million.

10           Property, plant and equipment, net

Year ended December 31, 2011	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364
Translation differences	(101,796)	(302,323)	(5,947)	(12,343)	(1,283)	(423,692)
Additions	24,282	1,400	2,729	790,211	7,718	826,340
Disposals / Consumptions	(296)	(13,305)	(4,963)	-	(2,553)	(21,117)
Increase due to business combinations	-	9,563	291	-	285	10,139
Transfers / Reclassifications	538,731	783,787	80,524	(1,389,696)	(268)	13,078

Values at the end of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112

Depreciation
Accumulated at the beginning of the year	210,139	4,551,800	146,315	-	13,530	4,921,784
Translation differences	(26,304)	(147,688)	(4,277)	-	(309)	(178,578)
Depreciation charge	30,554	267,449	25,475	-	1,523	325,001
Transfers / Reclassifications	79,093	(79,710)	577	-	(12)	(52)
Disposals / Consumptions	(44)	(10,854)	(3,798)	-	-	(14,696)
Accumulated at the end of the year	293,438	4,580,997	164,292	-	14,732	5,053,459
At December 31, 2011	1,018,348	2,568,008	122,910	318,297	26,090	4,053,653

Year ended December 31, 2010	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	758,489	6,455,124	187,557	451,019	35,793	7,887,982
Translation differences	16,159	(3,095)	2,173	21,068	(603)	35,702
Additions	28,780	2,535	2,921	783,325	2,255	819,816
Disposals / Consumptions	(1,455)	(26,080)	(4,663)	-	(1,476)	(33,674)
Transfers / Reclassifications	48,892	241,399	26,580	(325,287)	954	(7,462)
Values at the end of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364

Depreciation
Accumulated at the beginning of the year	183,823	4,310,819	125,945	-	12,808	4,633,395
Translation differences	4,337	4,704	1,470	-	(440)	10,071
Depreciation charge	22,697	256,182	22,483	-	1,443	302,805
Transfers / Reclassifications	(225)	103	189	-	(139)	(72)
Disposals / Consumptions	(493)	(20,008)	(3,772)	-	(142)	(24,415)
Accumulated at the end of the year	210,139	4,551,800	146,315	-	13,530	4,921,784
At December 31, 2010	640,726	2,118,083	68,253	930,125	23,393	3,780,580

Property, plant and equipment include capitalized interests for net amounts at December 31, 2011 and 2010 of $4,560 (out of which $537 were capitalized during the year 2011) and $4,450 (out of which $1,390 were capitalized during the year 2010), respectively.

11           Intangible assets, net

Year ended December 31, 2011	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	241,116	498,162	2,147,066	2,071,315	4,957,659
Translation differences	(8,955)	(3,144)	(1,908)	(11,369)	(25,376)
Additions	35,848	470	-	-	36,318
Transfers / Reclassifications	261	(71)	-	-	190
Increase due to business combinations	-	-	1,085	-	1,085
Disposals	(33)	-	-	-	(33)
Values at the end of the year	268,237	495,417	2,146,243	2,059,946	4,969,843

Amortization and impairment
Accumulated at the beginning of the year	159,661	213,092	342,396	660,694	1,375,843
Translation differences	(4,646)	(139)	(1,908)	(4,558)	(11,251)
Amortization charge	36,579	30,627	-	162,138	229,344
Disposals	(23)	-	-	-	(23)

Accumulated at the end of the year	191,571	243,580	340,488	818,274	1,593,913
At December 31, 2011	76,666	251,837	1,805,755	1,241,672	3,375,930

Year ended December 31, 2010	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	232,184	498,319	2,142,762	2,045,672	4,918,937
Translation differences	1,082	1,590	4,304	25,643	32,619
Additions	27,188	312	-	-	27,500
Transfers / Reclassifications	2,513	(685)	-	-	1,828
Disposals	(21,851)	(1,374)	-	-	(23,225)
Values at the end of the year	241,116	498,162	2,147,066	2,071,315	4,957,659

Amortization and impairment
Accumulated at the beginning of the year	160,446	185,070	338,092	564,409	1,248,017
Translation differences	492	(213)	4,304	9,592	14,175
Amortization charge	20,005	30,106	-	153,986	204,097
Transfers / Reclassifications	541	(500)	-	-	41
Impairment reversal	-	-	-	(67,293)	(67,293)
Disposals	(21,823)	(1,371)	-	-	(23,194)
Accumulated at the end of the year	159,661	213,092	342,396	660,694	1,375,843
At December 31, 2010	81,455	285,070	1,804,670	1,410,621	3,581,816
(*) Includes Proprietary Technology.

The geographical allocation of goodwill was $1,614.5 million for North America, $189.4 million for South America and $0.8 million for Europe for the years ended December 31, 2011 and 2010. For 2011 the geographical allocation include goodwill of $1.1 million in Middle East & Africa.

11           Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2011, was as follows:

(All amounts in million US dollar)
As of December 31, 2011	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5	-	-	-	721.5
Tamsa (Hydril and other)	-	345.9	19.4	-	365.3
Siderca (Hydril and other)	-	265.0	93.3	-	358.3
Hydril	-	309.0	-	-	309.0
Electric Conduits	-	-	-	45.8	45.8
Coiled Tubing	4.0	-	-	-	4.0
Other	-	-	1.9	-	1.9
Total	725.5	919.9	114.6	45.8	1,805.8

Impairment tests

In 2011 and 2010, the CGU’s shown in the previous table were tested for impairment. Additionally the Prudential CGU was tested for impairment reversal in 2010. No other CGU was tested for impairment in 2011 and 2010 as no impairment indicators were identified.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2011, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.1% of total goodwill.

The value-in-use was used to determine the recoverable amount for all the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill.

Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities. The main key assumptions, shared by all four CGUs are oil and natural gas prices evolution and the level of drilling activity. Tenaris uses the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. In the case of the OCTG CGU, these assumptions are mainly related to the U.S. market. In the case of Tamsa CGU and Siderca CGU, assumptions are mainly related to the countries where they are located, Mexico and Argentina respectively, and to the international markets as both facilities export a large amount of their production. Regarding Hydril CGU, assumptions are mainly related to the worldwide market.

In addition, key assumptions for OCTG CGU, Tamsa CGU and Siderca CGU also include raw materials costs as their production process consists on the transformation of steel into pipes. In the case of Tamsa CGU and Siderca CGU, steel comes from their own steel shops, therefore they consume steelmaking raw materials (e.g., iron ore and metal scrap). In the case of OCTG CGU, the main raw material is hot rolled steel coils. In the case of Hydril CGU, raw material costs are negligible.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2011, the discount rates used were in a range between 9% and 12%; in 2010, the discount rates used were in a range between 9% and 13%.

11           Intangible assets, net (Cont.)

From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.

In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by $108 million as of December 31, 2011. The main factors that could result in impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’ clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 5.1%, a fall in growth rate to 1.4% or a rise in discount rate of 40 basis points would remove the remaining headroom.

As of December 31, 2011, no cumulative amount of recognized impairment charges are subject to reversal.

12           Investments in associated companies

	Year ended December 31,
	2011	2010
At the beginning of the year	671,855	602,572
Translation differences	(43,278)	11,413
Equity in earnings of associated companies	61,509	70,553
Dividends and distributions received	(17,229)	(14,034)
Treasury shares held by associated companies	(3,339)	-
Acquisitions	-	302
Increase in equity reserves in Ternium	730	1,049
At the end of the year	670,248	671,855

The principal associated companies are:
		Percentage of ownership and voting rights at December 31,			Value at December 31,
Company	Country of incorporation	2011		2010	2011	2010
Ternium S.A.	Luxembourg	11.46	% (*)	11.46%	651,021	651,361
Others	-	-		-	19,227	20,494
					670,248	671,855

(*) Including treasury shares

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:
	Ternium S.A.
	2011	2010
Non-current assets	5,181,973	5,579,438
Current assets	5,564,601	5,532,893
Total assets	10,746,574	11,112,331
Non-current liabilities	1,934,775	2,540,594
Current liabilities	1,970,600	1,555,636
Total liabilities	3,905,375	4,096,230
Non-controlling interests	1,084,827	1,135,361
Revenues	9,157,198	7,382,004
Gross profit	2,062,946	1,716,750

Net income for the year attributable to equity holders of the company	513,541	622,076

13           Other investments – non current

	Year ended December 31,
	2011	2010
Deposits with insurance companies	-	27,372
Investments in other companies	2,277	2,474
Others	266	13,746
	2,543	43,592

14           Receivables – non current

	Year ended December 31,
	2011	2010
Government entities	3,387	3,667
Employee advances and loans	14,763	14,631
Tax credits	12,440	18,220

Receivables from related parties	22,177	930

Legal deposits	31,643	26,687
Advances to suppliers and other advances	27,167	35,530
Derivative financial instruments	427	1,853
Others	24,721	22,717
	136,725	124,235
Allowances for doubtful accounts (see Note 23 (i))	(3,445)	(3,806)
	133,280	120,429

15           Inventories

	Year ended December 31,
	2011	2010
Finished goods	969,636	890,313
Goods in process	693,739	576,092
Raw materials	499,112	443,265
Supplies	465,443	429,409
Goods in transit	331,216	272,744
	2,959,146	2,611,823
Allowance for obsolescence (see Note 24 (i))	(152,737)	(151,439)
	2,806,409	2,460,384

16           Receivables and prepayments

	Year ended December 31,
	2011	2010
Prepaid expenses and other receivables	72,278	58,176
Government entities	7,392	7,190
Employee advances and loans	11,978	19,479
Advances to suppliers and other advances	61,659	54,048
Government tax refunds on exports	25,973	30,130
Receivables from related parties	14,892	35,153
Derivative financial instruments	5,955	29,684
Miscellaneous	47,354	55,250
	247,481	289,110
Allowance for other doubtful accounts (see Note 24 (i))	(5,680)	(6,574)
	241,801	282,536

17           Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2011	2010
V.A.T. credits	114,561	126,214
Prepaid taxes	53,768	123,103

	168,329	249,317

	Year ended December 31,
Current tax liabilities	2011	2010
Income tax liabilities	240,539	108,744
V.A.T. liabilities	24,392	24,384
Other taxes	80,001	74,524
	344,932	207,652

18           Trade receivables

	Year ended December 31,
	2011	2010
Current accounts	1,911,952	1,410,235
Receivables from related parties	14,588	32,235
	1,926,540	1,442,470
Allowance for doubtful accounts (see Note 24 (i))	(25,949)	(20,828)
	1,900,591	1,421,642

The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2011
Guaranteed	818,438	657,786	137,344	23,308
Not guaranteed	1,108,102	890,188	195,324	22,590
Guaranteed and not guaranteed	1,926,540	1,547,974	332,668	45,898
Allowance for doubtful accounts	(25,949)	-	(4,129)	(21,820)
Net Value	1,900,591	1,547,974	328,539	24,078

At December 31, 2010
Guaranteed	615,672	543,346	62,842	9,484
Not guaranteed	826,798	632,274	173,573	20,951
Guaranteed and not guaranteed	1,442,470	1,175,620	236,415	30,435
Allowance for doubtful accounts	(20,828)	-	(4,202)	(16,626)
Net Value	1,421,642	1,175,620	232,213	13,809

19           Cash and cash equivalents, and Other investments

	Year ended December 31,
	2011	2010
Other investments
Financial debt instruments and time deposits	430,776	676,224

Cash and cash equivalents
Cash at banks	202,927	174,167
Liquidity funds	258,723	361,999
Short – term investments	362,093	307,695
Cash and cash equivalents	823,743	843,861

20           Borrowings

	Year ended December 31,
	2011	2010
Non-current
Bank borrowings	151,475	222,596
Other loans	-	402
Finance lease liabilities	100	260
Costs of issue of debt	(1,800)	(2,688)
	149,775	220,570
Current
Bank borrowings	760,604	997,378
Other loans, including related companies	12,221	4,729
Bank overdrafts	8,711	23,696
Finance lease liabilities	160	163
Costs of issue of debt	(595)	(2,040)
	781,101	1,023,926
Total Borrowings	930,876	1,244,496

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2011
Financial lease	160	90	10	-	-	-	260
Other borrowings	780,941	110,819	8,518	8,753	6,578	15,007	930,616
Total borrowings	781,101	110,909	8,528	8,753	6,578	15,007	930,876

Interest to be accrued (*)	16,050	1,797	808	725	618	749	20,747
Total	797,151	112,706	9,336	9,478	7,196	15,756	951,623

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2010
Financial lease	163	163	97	-	-	-	423
Other borrowings	1,023,763	154,064	33,106	7,999	7,873	17,268	1,244,073
Total borrowings	1,023,926	154,227	33,203	7,999	7,873	17,268	1,244,496

Interest to be accrued (*)	19,075	4,818	1,813	1,544	1,357	2,060	30,667
Interest rate derivatives contract	5,359	-	-	-	-	-	5,359
Total	1,048,360	159,045	35,016	9,543	9,230	19,328	1,280,522

(*) Includes the effect of hedge accounting.

20           Borrowings (Cont.)

Significant borrowings include:

			In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Final maturity
May 2007	Hydril	Syndicated	300.0	33.3	May 2012(*)
June 2008	Dalmine	Syndicated	150.0	75.0	June 2013
2011	Siderca	Bank loans	339.7	339.7	Several in 2012
2011	Tamsa	Bank loans	250.9	250.9	Several in 2012 & 2013

(*) The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, certain restrictions on capital expenditures, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2011, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2011 and 2010 (considering hedge accounting). The changes in interest rate are basically due to changes in floating interest rate and to the designation for hedge accounting of certain Argentine Peso-denominated debts.

	2011	2010
Total borrowings	3.84%	4.08%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings

		Year ended December 31,
Currency	Interest rates	2011	2010
USD	Variable	65,087	155,356
MXN	Fixed	77,553	-
BRL	Fixed	-	55,059
Others	Variable	480	7,284
Others	Fixed	6,655	2,871
Total non current borrowings		149,775	220,570

Tenaris' consolidated debt includes $7.3 million of Dalmine secured by certain of its properties. The carrying amount of those assets at December 31, 2011 amounts to $122.2 million.

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings
		Year ended December 31,
Currency	Interest rates	2011	2010
USD	Variable	165,827	384,644
ARS	Fixed	339,733	342,614
MXN	Fixed	173,313	200,174
EUR	Variable	38,076	37,817
USD	Fixed	173	34,451
BRL	Fixed	49,171	-
Others	Variable	9,472	17,657
Others	Fixed	5,336	6,569
Total current borrowings		781,101	1,023,926

21           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	373,759	31,852	673,201	1,078,812
Translation differences	(31,095)	(2,055)	(3,567)	(36,717)
Charged directly to Other Comprehensive Income	-	-	234	234
Income statement charge / (credit)	11,389	(4,058)	(72,914)	(65,583)
At December 31, 2011	354,053	25,739	596,954	976,746

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	251,174	38,736	708,641	998,551
Translation differences	8,020	1,175	4,429	13,624
Charged directly to Other Comprehensive Income	-	-	1,133	1,133
Income statement charge / (credit)	114,565	(8,059)	(41,002)	65,504
At December 31, 2010	373,759	31,852	673,201	1,078,812

(a) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)
Translation differences	5,299	454	(805)	3,555	8,503
Charged directly to Other Comprehensive Income	-	-	-	1,246	1,246
Income statement charge / (credit)	(6,832)	(25,506)	(4,951)	(312)	(37,601)
At December 31, 2011	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(51,157)	(139,971)	(35,772)	(108,467)	(335,367)
Translation differences	(1,778)	(266)	(2,926)	(1,842)	(6,812)
Charged directly to Other Comprehensive Income	-	-	-	972	972
Income statement charge / (credit)	(15,920)	(6,176)	9,258	(1,064)	(13,902)
At December 31, 2010	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2011	2010
Deferred tax assets to be recovered after 12 months	(135,918)	(129,416)
Deferred tax liabilities to be recovered after 12 months	913,867	1,012,852

21           Deferred income tax (Cont.)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate setoff, are shown in the consolidated statement of financial position:

	Year ended December 31,
	2011	2010
Deferred tax assets	(234,760)	(210,523)
Deferred tax liabilities	828,545	934,226
	593,785	723,703

The movement on the net deferred income tax liability account is as follows:
	Year ended December 31,
	2011	2010
At the beginning of the year	723,703	663,184
Translation differences	(28,214)	6,812
Charged directly to Other Comprehensive Income	1,480	2,105
Income statement (credit) / charge	(98,399)	54,821

Deferred employees' statutory profit sharing charge	(4,785)	(3,219)
At the end of the year	593,785	723,703

22           Other liabilities

(i)           Other liabilities – Non current

	Year ended December 31,
	2011	2010
Employee liabilities
Employee's statutory profit sharing	32,246	31,551
Employee severance indemnity (a)	44,598	46,459
Pension benefits (b)	43,621	45,243
Employee retention and long term incentive program	50,260	33,460
	170,725	156,713

Taxes payable	4,307	1,518
Derivative financial instruments	13,738	-
Miscellaneous	44,883	34,978
	62,928	36,496
	233,653	193,209

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

(a) Employees’ severance indemnity

The amounts recognized in the statement of financial position are as follows:

	Year ended December 31,
	2011	2010
At the beginning of the year	46,459	52,725
Current service cost	12,310	11,291
Interest Cost	1,676	2,094
Translation differences	(1,203)	(3,467)
Actuarial losses (gains)	937	(535)
Used	(15,899)	(18,177)
Increase due to business combinations	-	-
Other	318	2,528
At the end of the year	44,598	46,459

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2011	2010
Current service cost	12,310	11,291
Interest cost	1,676	2,094
Actuarial losses (gains)	937	(535)
Total included in Labor costs	14,923	12,850

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2011	2010
Discount rate	5% - 8%	5% - 8%
Rate of compensation increase	3% - 6%	3% - 6%

(b) Pension benefits

▪	Unfunded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are determined as follows:

	Year ended December 31,
	2011	2010	2009	2008	2007
Present value of unfunded obligations	63,133	52,917	44,261	40,339	36,153
Unrecognized actuarial losses	(20,611)	(15,643)	(11,235)	(14,580)	(13,137)
Liability	42,522	37,274	33,026	25,759	23,016
Actuarial gains and losses	6,011	5,141	(2,482)	2,104	8,243

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2011	2010
Current service cost	2,062	1,355
Interest cost	3,518	2,956
Net actuarial losses recognized in the year	959	536
Past service cost recognized	-	-
Total included in Labor costs	6,539	4,847

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪	Unfunded (Cont.)

Movement in the present value of unfunded obligation:	Year ended December 31,
	2011	2010
At the beginning of the year	52,917	44,261
Translation differences	(210)	450
Transfers, reclassifications and new participants of the plan	969	2,453
Total expense	5,580	4,311
Actuarial losses	6,011	5,141
Benefits paid	(1,871)	(1,951)
Other	(263)	(1,748)
At the end of the year	63,133	52,917

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2011	2010
Discount rate	5% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 3%

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are as follows:

	Year ended December 31,
	2011	2010	2009	2008	2007
Present value of funded obligations	172,116	162,740	144,005	117,463	142,452
Unrecognized actuarial losses	(38,754)	(20,425)	(10,053)	(4,581)	(1,404)
Fair value of plan assets	(134,581)	(134,346)	(120,505)	(99,511)	(122,187)
(Assets) / Liability (*)	(1,219)	7,969	13,447	13,371	18,861
Actuarial gains and losses - Liability	11,315	11,142	11,827	(11,787)	3,455
Actuarial gains and losses - Assets	8,813	(366)	(7,694)	18,820	(1,530)

(*) In 2011 $2.3 million corresponding to a plan overfunded was reclassified within other non-current assets.

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2011	2010
Current service cost	2,556	2,389
Interest cost	8,285	7,953
Net actuarial losses recognized in the year	1,599	866
Expected return on plan assets	(8,679)	(7,886)
Past service cost recognized	-	626
Total included in Labor costs	3,761	3,948

Movement in the present value of funded obligations:	Year ended December 31,
	2011	2010
At the beginning of the year	162,740	144,005
Translation differences	(2,888)	4,674
Total expense	10,841	10,342
Actuarial losses	11,315	11,142
Benefits paid	(10,077)	(7,895)
Contributions paid	185	-
Other	-	472
At the end of the year	172,116	162,740

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪	Funded (Cont.)

Movement in the fair value of plan assets:	Year ended December 31,
	2011	2010
At the beginning of the year	(134,346)	(120,505)
Translation differences	2,617	(3,729)
Expected return on plan assets	(8,679)	(7,886)
Actuarial losses (gains)	8,813	(366)
Contributions paid	(13,108)	(9,915)
Benefits paid	10,077	7,895
Other	45	160
At the end of the year	(134,581)	(134,346)

The major categories of plan assets as a percentage of total plan assets are as follows:

	At December, 31
	2011	2010
Equity instruments	55.5%	59.5%
Debt instruments	40.4%	33.3%
Others	4.1%	7.2%

The principal actuarial assumptions used were as follows:

Year ended December 31,
	2011	2010
Discount rate	5% - 6%	5% - 6%
Rate of compensation increase	3% - 4%	3% - 4%
Expected rates of return of plan assets	3% - 7%	4% - 7%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

The employer contributions expected to be paid for the year 2012 amounts approximately to $6.1 million.

(ii)           Other liabilities – current

	Year ended December 31,
	2011	2010
Payroll and social security payable	207,371	187,034
Liabilities with related parties	745	426
Derivative financial instruments	32,011	11,971
Miscellaneous	46,635	34,159
	286,762	233,590

23           Non-current allowances and provisions

 (i)           Deducted from non current receivables
	Year ended December 31,
	2011	2010
Values at the beginning of the year	(3,806)	(4,725)
Translation differences	276	201
Reversals / (Additional allowances)	3	(86)
Reclassifications	-	(37)
Used	82	841
At December 31,	(3,445)	(3,806)

(ii)           Liabilities

	Year ended December 31,
	2011	2010
Values at the beginning of the year	83,922	80,755
Translation differences	(7,480)	1,054
Additional provisions	10,402	7,290
Reclassifications	(274)	-
Used	(13,595)	(5,177)
At December 31,	72,975	83,922

24                 Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2011	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(20,828)	(6,574)	(151,439)
Translation differences	142	305	3,969
Additional allowances	(7,749)	(694)	(11,067)
Reclassifications	-	-	-
Used	2,486	1,283	5,800
At December 31, 2011	(25,949)	(5,680)	(152,737)

Year ended December 31, 2010	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(40,172)	(6,944)	(184,771)
Translation differences	424	44	(1,284)
Reversals / (Additional allowances)	17,095	(280)	34,044
Reclassifications	-	37	-
Used	1,825	569	572
At December 31, 2010	(20,828)	(6,574)	(151,439)

24                 Current allowances and provisions (Cont.)

(ii)           Liabilities
Year ended December 31, 2011	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	6,182	18,919	25,101
Translation differences	(534)	(493)	(1,027)
Additional allowances	10,915	15,941	26,856
Reclassifications	2,463	(2,038)	425
Used	(7,740)	(10,010)	(17,750)
At December 31, 2011	11,286	22,319	33,605

Year ended December 31, 2010	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	7,023	21,609	28,632
Translation differences	33	(657)	(624)
Additional allowances	14,195	5,195	19,390
Reclassifications	-	(5)	(5)
Used	(15,069)	(7,223)	(22,292)
At December 31, 2010	6,182	18,919	25,101

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:
	Year ended December 31,
	2011	2010

Foreign exchange derivatives contracts	5,238	28,259
Embedded Canadian dollar forward purchases	1,144	3,278
Contracts with positive fair values	6,382	31,537
Interest rate derivatives contracts	-	(5,359)
Foreign exchange derivatives contracts	(45,040)	(6,613)
Embedded Canadian dollar forward purchases	(709)	-
Contracts with negative fair values	(45,749)	(11,972)
Total	(39,367)	19,565

Foreign exchange derivative contracts

The net fair values of exchange rate derivatives, including embedded derivatives, were as follows:

Purchase currency	Sell currency	Term	Fair Value at Dec-11	Fair Value at Dec-10
ARS	USD	2012	(842)	24,819
USD	BRL	2012	3,260	(2,087)
USD	KWD	2012	12	(1,732)
USD	CAD	2012	(749)	(1,563)
MXN	USD	2013	(41,163)	1,451
JPY	USD	2012	76	1,043
Others			(396)	(285)
Subtotal			(39,802)	21,646
CAD	USD (Embedded derivative)	2017	435	3,278
Total			(39,367)	24,924

25           Derivative financial instruments (Cont.)

Interest rate derivative contracts

The net fair values of interest rate derivatives were as follows:
Type of derivative	Receive Reference rate	Term	Fair Value at Dec-11	Fair Value at Dec-10
Swaps with KI (2.50%)	Libor 6M	2011	-	(5,359)
			-	(5,359)

Hedge Accounting

Tenaris applies hedge acccounting to certain cash flow hedges of highly probable forecast transactions. The following are the derivatives that were designated for hedge accounting as of December 31, 2011 and 2010.

●	Foreign Exchange derivatives

			Fair Value		Hedge Accounting Reserve
			Year ended December 31,		Year ended December 31,
Purchase currency	Sell currency	Term	2011	2010	2011	2010
ARS	USD	2012	(842)	24,723	(8,067)	(1,482)
EUR	USD	2011	-	219	-	(622)
EUR	BRL	2013	161	(823)	(144)	(823)
USD	KWD	2011	-	(796)	-	(635)
EUR	MXN	2011	-	(255)	-	-
			(681)	23,068	(8,211)	(3,562)

●	Interest Rate derivatives

				Fair Value		Hedge Accounting Reserve
Type of				Year ended December 31,		Year ended December 31,
Derivative	Rate	Term	Rate	2011	2010	2011	2010
Swaps with KI (2.50%)	Libor 6M	2011	4.60% - 5.08%	-	(5,359)	-	(5,367)
				-	(5,359)	-	(5,367)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-09	Movements 2010	Equity Reserve Dec-10	Movements 2011	Equity Reserve Dec-11
Foreign Exchange	1,005	(4,567)	(3,562)	(4,649)	(8,211)
Interest Rate	(17,716)	12,349	(5,367)	5,367	-
Total Cash flow Hedge	(16,711)	7,782	(8,929)	718	(8,211)

Tenaris estimates that the cash flow hedge reserve at December 31, 2011 will be recycled to the Consolidated Income Statement during 2012 and 2013.

26           Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position, results of operations and cash flows.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS107.8 million (approximately $25.2 million) at December 31, 2011, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Settlement with U.S. governmental authorities

In 2009, Tenaris announced that it had learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons, potentially in violation of the U.S. Foreign Corrupt Practices Act (FCPA). The audit committee of the Company’s board of directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”), and cooperated in the investigations conducted by the SEC and the DOJ.

On May 17, 2011, Tenaris settled the SEC’s and the DOJ’s FCPA investigations. The settlements describe conduct by former Tenaris regional sales personnel relating to payments to officials of a state controlled oil and gas production company in the Caspian region, as well as certain record keeping and internal control failures relating to this conduct. The settlements also state that Tenaris voluntarily disclosed this conduct to the SEC and the DOJ in a timely and complete manner, conducted an internal investigation, provided thorough, real time cooperation to the SEC and the DOJ, and undertook remediation efforts, including voluntary enhancements to its compliance program. In the settlement with the SEC, Tenaris agreed to pay approximately $5.4 million in disgorgement of profits and interest, and in the settlement with the DOJ Tenaris agreed to pay a $3.5 million penalty. Tenaris timely paid those amounts to the DOJ and the SEC.

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

●
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions. As of December 31, 2011 the estimated aggregate amount of the contract at current prices is approximately $328 million.

●
A Tenaris company is a party to a ten year raw material purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which it committed to purchase steel bars, with deliveries starting in July 2007. As of December 31, 2011 the estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $199 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

●
A Tenaris company entered  into a contract with Siderar, a subsidiary of Ternium, S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $94 million.

26           Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2011, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2011	23,024,194
Total equity in accordance with Luxembourg law	24,932,518

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2011, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2011, distributable amount under Luxembourg law totals $23.6 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2010 under Luxembourg law	16,631,947
Gain from the transfer of shares in affiliated undertakings (*)	6,828,757

Other income and expenses for the year ended December 31, 2011	(35,127)
Dividends paid	(401,383)
Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Share premium	609,733
Distributable amount at December 31, 2011 under Luxembourg law	23,633,927

(*) In the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to Tenaris Investments S.àr.l. (“Tenaris Investments”) a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The corporate reorganization was completed in 2011, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the assets contributed.

27           Business combinations and other acquisitions

(a)	Non-controlling interests

During the year ended December 31, 2011, 2010 and 2009 additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $16.6 million, $3.0 million and $9.5 million respectively.

(b)	Business acquisition

In October 2011, Tenaris acquired Pipe Coaters Nigeria Ltd (Pipe Coaters), through the payment of a price of $11.3 million. Tenaris holds 40% of the shares and get the control.

Net assets acquired amount to $24.7 million. Had the transaction been consummated on January 1, 2011, then Tenaris’ unaudited pro forma net sales and net income from continuing operations would not have changed materially.

28           Cash flow disclosures

(i)	Changes in working capital	Year ended December 31,
		2011	2010	2009
	Inventories	(335,337)	(773,325)	1,414,157
	Receivables and prepayments	122,419	(51,449)	(52,395)
	Trade receivables	(456,874)	(111,340)	792,345
	Other liabilities	(26,787)	55,313	80,696
	Customer advances	(16,168)	(25,056)	(180,531)
	Trade payables	66,378	261,807	(316,924)
		(646,369)	(644,050)	1,737,348

(ii)	Income tax accruals less payments
	Tax accrued	525,247	450,004	513,153
	Taxes paid	(407,614)	(507,983)	(971,239)
		117,633	(57,979)	(458,086)

(iii)	Interest accruals less payments, net
	Interest accrued	21,568	31,248	90,896
	Interest received	38,398	44,269	26,900
	Interest paid	(84,846)	(57,817)	(141,963)
		(24,880)	17,700	(24,167)

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	823,743	843,861	1,542,829
	Bank overdrafts	(8,711)	(23,696)	(14,122)
		815,032	820,165	1,528,707
As of December 31, 2011, 2010 and 2009, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

29           Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 32) are presented as discontinued operations in these Consolidated Financial Statements. For further information see Note 32.

29           Discontinued operations (Cont.)

Analysis of the result of discontinued operations:

(i) Result for discontinued operations

(all amounts in thousands of U.S. dollars)	Year ended December 31,
2009
Loss for discontinued operations	(28,138)

Net loss for discontinued operations	(28,138)

(ii) Net cash flows attributable to discontinued operations

Year ended December 31,
2009
Net cash provided by operating activities	1,788
Net cash used in investing activities	(801)
Net cash provided by financing activities	5,306

All amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

30           Related party transactions

As of December 31, 2011:

●
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

●
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

●	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

●	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At December 31, 2011, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $18.39 per ADS, giving Tenaris’ ownership stake a market value of approximately $422.4 million. At December 31, 2011, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $ 651.0 million. See Section II.B.2.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	Year ended December 31, 2011
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	39,476	106,781	146,257
	Sales of services	14,732	4,740	19,472
		54,208	111,521	165,729

	(b) Purchases of goods and services
	Purchases of goods	170,675	22,134	192,809
	Purchases of services	88,707	113,764	202,471
		259,382	135,898	395,280

30           Related party transactions (Cont.)

	Year ended December 31, 2010
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	38,442	104,036	142,478
	Sales of services	12,073	4,063	16,136
		50,515	108,099	158,614

	(b) Purchases of goods and services
	Purchases of goods	169,506	30,671	200,177
	Purchases of services	63,043	132,614	195,657
		232,549	163,285	395,834

	Year ended December 31, 2009
(i)		Associated (1)	Other	Total
	Transactions
	(a) Sales of goods and services
	Sales of goods	25,561	75,097	100,658
	Sales of services	12,752	4,352	17,104
		38,313	79,449	117,762

	(b) Purchases of goods and services (2)
	Purchases of goods	40,171	9,705	49,876
	Purchases of services	89,023	71,541	160,564
		129,194	81,246	210,440

	At December 31, 2011
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	40,305	11,352	51,657
	Payables to related parties	(38,129)	(6,983)	(45,112)
		2,176	4,369	6,545

	(b) Financial debt
	Borrowings	(8,650)	(1,851)	(10,501)

	At December 31, 2010
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	39,761	28,557	68,318
	Payables to related parties	(17,534)	(19,110)	(36,644)
		22,227	9,447	31,674

	(b) Financial debt
	Borrowings	(3,843)	-	(3,843)

	At December 31, 2009
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	18,273	7,093	25,366
	Payables to related parties	(23,898)	(5,856)	(29,754)
		(5,625)	1,237	(4,388)

	(b) Financial debt
	Borrowings	(2,907)	-	(2,907)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd.
(2) Includes $2.5 million of purchases to nationalized Venezuelan subsidiaries.

Directors’ and senior management compensation

During the years ended December 31, 2011, 2010 and 2009, the cash compensation of Directors and Senior managers amounted to $27.6 million, $18.6 million and $18.2 million respectively. In addition, Directors and Senior managers received 555, 485 and 436 thousand units for a total amount of $4.9 million, $4.1 million and $3.4 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (d).

31           Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2011.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2011	2010	2009
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	41%	41%	40%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE, LLC (e)	USA	Manufacturing of welded steel pipes	0%	0%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM S.A. (f)	Mexico	Holding Company	0%	0%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Holding Company	100%	100%	100%
TENARIS CONNECTION Limited and subsidiaries	St. Vincent & the Grenadines	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS LTD and subsidiaries (except detailed)	Ireland	Holding company and financial services	100%	100%	100%
TENARIS INVESTMENTS S.ar.l.	Luxembourg	Holding Company	100%	100%	0%
TENARIS INVESTMENTS S.ar.l., Zug Branch	Switzerland	Hoding Company and financial services	100%	100%	0%
TENARIS INVESTMENTS SWITZERLAND AG	Switzerland	Holding Company	100%	100%	0%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

31           Principal subsidiaries (Cont.)

(*) All percentages rounded.
(a) Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 41% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.in which it holds 71%.
(b) Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.
(c) Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.
(d) Tenaris holds 95% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters.
(e) Merged with Maverick Tube Corporation.
(f) Merged with Tubos de Acero de Mexico S.A.

32           Processes in Venezuela

Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies").

In July 2009, President Chávez issued Decree 6796, which ordered the acquisition of the Venezuelan Companies' assets and provided that Tavsa's assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua's assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, President Chávez issued Decree 8280, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the ICSID in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

32           Processes in Venezuela (Cont.)

Nationalization of Venezuelan Subsidiaries (Cont.)

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2011 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

33           Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:
	Year ended December 31,
	2011	2010	2009
Audit Fees	5,398	4,291	3,966
Audit-Related Fees	99	77	267
Tax Fees	151	161	129
All Other Fees	4	88	-
Total	5,652	4,617	4,362

34           Subsequent events

Annual Dividend Proposal

On February 23, 2012 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 2, 2012, the payment of an annual dividend of $0.38 per share ($0.76 per ADS), or approximately $449 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 24, 2011. If the annual dividend is approved by the shareholders, a dividend of $0.25 per share ($0.50 per ADS), or approximately $295 million will be paid on May 24, 2012, with an ex-dividend date of May 21, 2012. These Consolidated Financial Statements do not reflect this dividend payable.

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab Industrial S.A. (“Confab”) acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share is BRL36, representing a total cost to Confab of approximately $500 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

34           Subsequent events (Cont.)

Tenaris agrees to pursue delisting tender offer for Confab’s shares

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, Tenaris filed on January 27, 2012 a request with CVM (Brazil’s securities regulator) and the Sao Paulo stock exchange seeking their approval to a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab.

If the offer is approved, Tenaris will offer to pay a price in cash of Brazilian reais, or BRL, 5.85 per ordinary or preferred share. This price will be adjusted to deduct dividends or interest on capital declared or paid after December 1, 2011. The shareholders parties to the proposal have already agreed to the offer price and have committed to tender their shares into the offer.

If all Confab shares not already owned by Tenaris are acquired, the transaction would be valued at BRL 1,398 million (approximately $745 million, at the BRL/$ exchange rate as at December 31, 2011). If Tenaris does not reach the necessary 2/3 threshold for the delisting of Confab, it will nonetheless acquire up to 1/3 of the Confab shares held by the public.

35           Update as of March 30, 20121

Tenaris pursues delisting tender offer for Confab’s shares

On March 22, 2012, following receipt of all requisite approvals from CVM (Brazil's securities regulator) and the Sao Paulo stock exchange, the Company’s wholly-owned subsidiary Tenaris Investments S.à r.l. launched its delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab. The offer, which was first announced on January 18, 2012, provides for a price in cash of Brazilian reais, or BRL, 5.85 per ordinary or preferred share, subject to adjustment as described in the offer documents. The auction for the offer and the announcement of its results are expected to be made on April 23, 2012.

/s/ Ricardo Soler Ricardo Soler
Chief Financial Officer

______________________________

1 This note was added subsequent to the approval of these consolidated financial statements by the Company’s Board of Directors on February 23, 2012

Tenaris S.A. Annual Accounts (Luxembourg GAAP)

As at December 31, 2011

Audit report

To the Shareholders of
Tenaris S.A.

Report on the annual accounts

We have audited the accompanying annual accounts of Tenaris S.A., which comprise the balance sheet as at December 31, 2011, the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers S.à r.l., 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°00123693)
R.C.S. Luxembourg B 65 477 - Capital social EUR 516 950 - TVA LU17564447

Opinion

In our opinion, these annual accounts give a true and fair view of the financial position of Tenaris S.A. as of 31 December 2011, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Report on other legal and regulatory requirements

The management report, including the corporate governance statement, which is the responsibility of the Board of Directors, is consistent with the annual accounts and includes the information required by the law with respect to the corporate governance statement.

PricewaterhouseCoopers S.à r.l.                Luxembourg, March 30, 2012
Represented by

Fabrice Goffin

PricewaterhouseCoopers S.à r.l., 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°00123693)
R.C.S. Luxembourg B 65 477 - Capital social EUR 516 950 - TVA LU17564447

Tenaris S.A.
Balance Sheet
(expressed in United States Dollars)

			2011	2010
		Note(s)	USD	USD
	ASSETS
C.	Fixed assets
III.	Financial fixed assets
1.	Shares in affiliated undertakings	4	24,954,298,976	18,548,357,042
			24,954,298,976	18,548,357,042
D.	Current assets
II.	Debtors
2.	Amounts owed by affiliated undertakings becoming due and payable within one year	12	2,411,657	304,031
4.	Other receivables becoming due and payable within a year		29,045	35,424
IV.	Cash at bank, cash in postal cheque accounts, cheques and cash in hand		24,831	6,268
			2,465,533	345,723

	Total assets		24,956,764,509	18,548,702,765

	LIABILITIES
A.	Equity
I.	Subscribed capital	5	1,180,536,830	1,180,536,830
II.	Share premium	5	609,732,757	609,732,757
IV.	Reserves
1.	Legal reserve	5,6	118,053,683	118,053,683
V.	Profit brought forward		16,230,565,564	3,515,100,221
VI.	Profit for the year		6,793,629,170	13,116,847,867
			24,932,518,004	18,540,271,358
C.	Provisions
2.	Provisions for taxation	9	-	461,600
			-	461,600
D.	Non-subordinated debts
6.	Amounts owed to affiliated undertakings
	a) due and payable within a year	10,12	12,052,083	3,661,694
	b) due and payable within more than a year	10,12	10,333,828	-
9.	Other creditors due and payable within a year	10	1,860,594	4,308,113
			24,246,505	7,969,807

	Total liabilities		24,956,764,509	18,548,702,765

The accompanying notes are an integral part of these annual accounts.

Tenaris S.A.
Profit and loss account
(expressed in United States Dollars)

			2011	2010
		Note	USD	USD
A.	CHARGES
3.	Staff Expenses		25,831	116,673
5.	Other Operating charges	11	34,788,279	22,066,796
8.	Interest payable and other financial charges
	a) concerning affiliated undertakings		440,413	2,220,495
	b) other interest and charges		-	3,152,950
10.	Income tax		2,038	2,399,270
12.	Profit for the year		6,793,629,170	13,116,847,867
	Total charges		6,828,885,731	13,146,804,051

B.	INCOME
6.	Income from financial fixed assets
	a) gain from the transfer of shares in affiliated undertakings	4	6,828,757,092	12,020,184,212
	b) dividend income		-	1,100,174,862
7.	Income from financial current assets
	a) derived from affiliated undertakings		-	21,909,377
	b) other income		128,639	4,535,600
	Total income		6,828,885,731	13,146,804,051

The accompanying notes are an integral part of these annual accounts.

Tenaris S.A.
Notes to audited annual accounts

Note 1 – General information

Tenaris S.A. (the “Company” or “Tenaris”) was established on December 17, 2001 under the name of Tenaris Holding S.A. as a limited liability company under Luxembourg’s 1929 holding company regime. On June 26, 2002, the Company changed its name to Tenaris S.A. On January 1, 2011, the Company became an ordinary public limited liability company (Société Anonyme).

Tenaris’s object is to invest mainly in companies that manufacture and market steel tubes and other related businesses.

Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. They are available at the registered office of the Company, 29, Avenue de la Porte-Neuve – 3rd Floor, Luxembourg.

Note 2 – Presentation of the comparative financial data

The comparative figures for the year ended December 31, 2010 relating to items of balance sheet, profit and loss and the notes to the accounts have been reclassified to ensure comparability with the figures for the year ended December 31, 2011 shown in accordance with the law dated December 10, 2010.

Note 3 – Summary of significant accounting policies

3.1         Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention.

3.2         Foreign currency translation

Current and non-current assets and liabilities denominated in currencies other than the United States Dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

3.3         Financial fixed assets

Shares in affiliated undertakings are stated at purchase price, adding to the price paid the expenses incidental thereto.

Whenever necessary, the Company conducts impairment tests on its fixed assets in accordance with Luxembourg regulations.

In case of other than a temporary decline in respect of the fixed assets value, its carrying value will be reduced to recognize this decline. If there is a change in the reasons for which the value adjustments were made, these adjustments could be reversed, if appropriate.

3.4         Debtors

Amounts owed by affiliated undertakings are stated at amortized cost. Other receivables are valued at nominal value.

3.5         Cash at bank, cash in postal cheque accounts, cheques and cash in hand

Cash at bank, cash in postal cheque accounts, cheques and cash in hand are carried at fair market value or at historical cost which approximates fair market value.

Tenaris S.A.
Notes to audited annual accounts

Note 3 – Summary of significant accounting policies (Cont.)

3.6         Non-subordinated debts

Non-subordinated debts are stated at amortized cost. Other creditors are valued at nominal value.

Note 4 – Financial fixed assets

Shares in affiliated undertakings

Movements of investments in affiliated undertakings during the financial year are as follows:

Company	Country	% of ownership	Book value at 12.31.2010	Additions	Decreases	Book value at 12.31.2011
		(*)	USD
Tubos de Acero de México S.A.	Mexico	100.0%	325,507,003	-	(325,507,003)	-
Tenaris Investments S.ar.l. (**) (***)	Luxembourg	100.0%	18,222,840,039	7,154,264,095	(422,805,158)	24,954,298,976
Tenaris Management S.A.	Panama	100.0%	10,000	-	(10,000)	-
Shares in affiliated undertakings			18,548,357,042	7,154,264,095	(748,322,161)	24,954,298,976

(*) It represents the equity interest held directly by Tenaris and through any of its subsidiaries.
(**) Tenaris holds through its wholly-owned subsidiary Tenaris Investments S.àr.l the 100% shares of:  Hydril Company, Maverick Tube Corporation, Siderca S.A.I.C., Tenaris Investments Limited, Talta - Trading e Marketing, Sociedade Unipessoal Lda., Tenaris Investments Switzerland AG, Tenaris Solutions AG and Tubos de Acero de México S.A.. Additionally, Tenaris holds through its wholly-owned subsidiary Tenaris Investments S.àr.l the 11.5% of Ternium S.A.
(***) Equity at December 31, 2011 amounted to USD 25,161,521,682. Result for the year ended December 31, 2011 amounted to USD 205,771,472.

In the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to Tenaris Investments S.àr.l. (“Tenaris Investments”) a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The corporate reorganization was completed in 2011, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the assets contributed.

On December 7, 2010, Tenaris entered into a master credit agreement with Tenaris Investments pursuant to which, upon request from Tenaris, Tenaris Investments may, but shall not be required to, from time to time make loans to Tenaris. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Tenaris Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of reductions in the capital of Tenaris Investments made during the financial year ended December 31, 2011, in connection with cancellations of loans to Tenaris, the value of the participation of Tenaris in Tenaris Investments decreased by USD 422.8 million.

Tenaris S.A.
Notes to audited annual accounts

Note 5 – Equity

Item	Subscribed capital	Share premium	Legal reserve	Retained earnings	Equity
	USD
Balance at the beginning of the financial year	1,180,536,830	609,732,757	118,053,683	16,631,948,088	18,540,271,358
Dividend paid (1)	-	-	-	(247,912,735)	(247,912,735)
Interim dividend (2)	-	-	-	(153,469,789)	(153,469,789)
Profit for the year	-	-	-	6,793,629,170	6,793,629,170
Balance at the end of the year	1,180,536,830	609,732,757	118,053,683	23,024,194,734	24,932,518,004

(1)	As approved by the ordinary shareholder’s meeting held on June 1, 2011.
(2)	As approved by the Company’s board of directors on November 3, 2011.

The authorized capital of the Company amounts to USD 2.5 billion. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2011 was 1,180,536,830 shares with a par value of USD 1 per share.

The board of directors is authorized until August 2, 2012, to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 6 – Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued share capital. The Company’s reserve has already reached this 10%. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution to the shareholders.

Note 7 – Distributable amounts

Dividends may be paid by Tenaris upon the ordinary shareholders’ meeting’s approval to the extent distributable retained earnings exist.

At December 31, 2011, the retained earnings and profit for the financial year of Tenaris under Luxembourg law totaled approximately USD 23.0 billion.

The share premium amounting to USD 0.6 billion can also be reimbursed.

Note 8 – Interim dividend paid

In November 2011, the Company paid an interim dividend of USD 153 million based on the board of director’s decision of November 3, 2011 and in compliance with the conditions set out in the “Amended law of August 10, 1915 on commercial companies” regarding the payment of interim dividends.

Tenaris S.A.
Notes to audited annual accounts

Note 9 – Taxation

For the year ended December 31, 2011 the Company did not realize any profits subject to tax in Luxembourg and will therefore be only subject to the minimum income tax applicable to a Soparfi (société de participations financières). The Company is also liable to the minimum Net Wealth Tax.

As of December 31, 2010, the Company was subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929. On January 1, 2011, the Company became an ordinary public limited liability company (Société Anonyme).

Note 10 – Non subordinated debt

	Within one year	After one year and within five years	Total at December 31, 2011	Total at December 31, 2010
	USD
Amounts owed to affiliated undertakings	12,052,083	10,333,828	22,385,911	3,661,694
Other creditors due and payable within a year
Board of director's accrued fees	960,000	-	960,000	790,000
Other creditors	900,594	-	900,594	3,518,113
Total	13,912,677	10,333,828	24,246,505	7,969,807

Note 11 – Other operating charges

	2011	2010
	USD	USD
Services and fees	33,556,724	20,828,028
Board of director's accrued fees	960,000	790,000
Others	271,556	448,768
	34,788,279	22,066,796

Tenaris S.A.
Notes to audited annual accounts

Note 12 – Balances with affiliated undertakings

	2011	2010
	USD	USD
Assets
Debtors
- due and payable within one year
Tenaris Solutions A.G.	2,401,421	-
Tenaris Investments S.à r.l.	-	287,423
Others	10,236	16,608
	2,411,657	304,031

Liabilities
Non-subordinated debts
- due and payable within a year
Siderca S.A.I.C.	7,726,436	1,532,055
Tenaris Solutions A.G.	1,745,901	-
Dalmine S.p.A.	1,809,597	1,450,412
Others	770,149	679,227
	12,052,083	3,661,694
- due and payable within more than a year
Siderca S.A.I.C.	8,980,610	-
Siat Sociedad Anonima	1,353,218	-
	10,333,828	-

Note 13 – Contingencies

Settlement with U.S. governmental authorities

In 2009, Tenaris announced that it had learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons, potentially in violation of the U.S. Foreign Corrupt Practices Act (FCPA).  The audit committee of the Company’s board of directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”), and cooperated in the investigations conducted by the SEC and the DOJ.

On May 17, 2011, Tenaris settled the SEC’s and the DOJ’s FCPA investigations. The settlements describe conduct by former Tenaris regional sales personnel relating to payments to officials of a state controlled oil and gas production company in the Caspian region, as well as certain record keeping and internal control failures relating to this conduct. The settlements also state that Tenaris voluntarily disclosed this conduct to the SEC and the DOJ in a timely and complete manner, conducted an internal investigation, provided thorough, real time cooperation to the SEC and the DOJ, and undertook remediation efforts, including voluntary enhancements to its compliance program. In the settlement with the SEC, Tenaris agreed to pay approximately $5.4 million in disgorgement of profits and interest, and in the settlement with the DOJ Tenaris agreed to pay a $3.5 million penalty. Tenaris timely paid those amounts to the DOJ and the SEC.

Tenaris S.A.
Notes to audited annual accounts

Note 14 – Parent Company

As of December 31, 2011:

●
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45%  of the Company’s capital and voting rights.

●
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

●	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

●	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

Note 15 – Subsequent event

Annual Dividend Proposal

On February 23, 2012 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 2, 2012, the payment of an annual dividend of USD 0.38 per share (USD 0.76 per ADS) or approximately USD 449 million, which includes the interim dividend of USD 0.13 per share (USD 0.26 per ADS), or approximately USD 153 million, paid on November 24, 2011. If the annual dividend is approved by the shareholders, a dividend of USD 0.25 per share (USD 0.50 per ADS), or approximately USD 295 million will be paid on May 24, 2012, with an ex-dividend date of May 21, 2012. These annual accounts do not reflect this dividend payable.

/s/ Ricardo Soler Ricardo Soler Chief Financial Officer

INVESTOR INFORMATION

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928	General Inquiries
Italy (39) 02 4384 7654	investors@tenaris.com
Mexico (52) 55 5282 9929

Stock Information
New York Stock Exchange (TS)	ADS Depositary Bank
Mercato Telematico Azionario (TEN)	The Bank of New York
Mercado de Valores de Buenos Aires (TS)	CUSIP No. 88031M019
Bolsa Mexicana de Valores, S.A. de C.V. (TS)

Internet
www.tenaris.com